Exhibit 2.1
ASSET PURCHASE AGREEMENT
AMONG
HOPPER RADIO OF FLORIDA, INC.,
MEMCORP, INC.,
MEMCORP ASIA LIMITED
and
IMATION CORP.
MAY 7, 2007

TABLE OF CONTENTS

ARTICLE I ASSET PURCHASE	1

1.1 Purchase and Sale of Assets; Assumption of Liabilities	1
1.2 Purchase Price and Related Matters	7
1.3 Earnout Amount	8
1.4 The Closing	11
1.5 Buyer Notes	12
1.6 Consents to Assignment	13
1.7 Further Assurances	13
1.8 Withholding Obligations	13

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE SELLERS	14

2.1 Organization, Qualification and Corporate Power	14
2.2 Authority	14
2.3 Noncontravention	14
2.4 Financial Statements	15
2.5 Absence of Certain Changes	15
2.6 Undisclosed Liabilities	15
2.7 Intentionally Omitted	15
2.8 Ownership of Personal Property	15
2.9 Real Property	16
2.10 Intellectual Property	16
2.11 Contracts	18
2.12 Intentionally Omitted	20
2.13 Litigation	20
2.14 Employment Matters	20
2.15 Employee Benefits	22
2.16 Environmental Matters	23
2.17 Legal Compliance	23
2.18 Permits	23
2.19 Business Relationships with Affiliates	24
2.20 Brokers’ Fees	24
2.21 Inventory	24
2.22 Intentionally Omitted	24
2.23 Insurance	24
2.24 Warranty Matters	24
2.25 Customers, Distributors and Suppliers	24
2.26 Investment	25

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE BUYER	25

3.1 Organization	25

i

3.2 Authority	25
3.3 Noncontravention	26
3.4 Litigation	26
3.5 Financial Capacity; Solvency	26
3.6 No Brokers	26

ARTICLE IV PRE-CLOSING COVENANTS	27

4.1 Closing Efforts	27
4.2 Operation of Business	28
4.3 Access	29
4.4 Exclusivity	30
4.5 Supplement to Disclosure Schedules	30

ARTICLE V CONDITIONS PRECEDENT TO CLOSING	31

5.1 Conditions to Obligations of the Buyer	31
5.2 Conditions to Obligations of the Sellers	32

ARTICLE VI INDEMNIFICATION	33

6.1 Indemnification by the Sellers	33
6.2 Indemnification by the Buyer	33
6.3 Claims for Indemnification	34
6.4 Survival	35
6.5 Limitations on Indemnification by the Sellers	35
6.6 Limitations on Indemnification by Buyer	36
6.7 Exclusive Remedy; Offset Right	36
6.8 Treatment of Indemnification Payments	37
6.9 Investigation	37
6.10 Mitigation	37
6.11 Claims Involving Pre-Closing and Post-Closing Liability	37

ARTICLE VII TAX MATTERS	37

7.1 Preparation and Filing of Tax Returns; Payment of Taxes	37
7.2 Allocation of Certain Taxes	38
7.3 Cooperation on Tax Matters; Tax Audits	38
7.4 Termination of Tax Sharing Agreements	39

ARTICLE VIII TERMINATION	39

8.1 Termination of Agreement	39
8.2 Effect of Termination	40

ARTICLE IX EMPLOYEE MATTERS	40

9.1 Offers of Employment	40

ARTICLE X OTHER POST-CLOSING COVENANTS	41

10.1 Access to Information; Record Retention; Cooperation	41
10.2 Non-Solicitation and No Hiring	42
10.3 Non-Competition	42
10.4 Payment of Assumed Liabilities	43
10.5 Insurance	43
10.6 Name Change	43
10.7 Restrictive Covenants Not Applicable to Smiths	43
10.8 Letter of Credit	44

ARTICLE XI DEFINITIONS	45

ARTICLE XII MISCELLANEOUS	52

12.1 Press Releases and Announcements	52
12.2 No Third Party Beneficiaries	53
12.3 Intentionally Omitted	53
12.4 Entire Agreement	53
12.5 Succession and Assignment	53
12.6 Notices	54
12.7 Amendments and Waivers	54
12.8 Severability	54
12.9 Expenses	55
12.10 Specific Performance	55
12.11 Governing Law	55
12.12 Submission to Jurisdiction	55
12.13 Construction	55
12.14 WAIVER OF JURY TRIAL	56
12.15 Incorporation of Exhibits and Schedules	56
12.16 Counterparts and Facsimile Signature	56
12.17 No Additional Representations; DISCLAIMER	56
12.18 DISCLAIMER Regarding Estimates and Projections	56

Disclosure Schedule

Schedules:

Schedule 1.1(a)(ii)	—	Personal Property
Schedule 1.1(a)(iii)	—	Assigned Contracts
Schedule 1.1(a)(x)	—	Excluded Claims
Schedule 1.1.(b)(vi)	—	Non-Assignable Permits
Schedule 1.1(b)(xiv)	—	Excluded Contracts
Schedule 1.1(b)(xvi)	—	Excluded Personal Property
Schedule 1.2(a)	—	Seller Accounts
Schedule 1.2(a)(ii)	—	Personal Property
Schedule 1.2(a)(iii)	—	Assigned Contracts
Schedule 1.2(b)	—	Inventory Statement
Schedule 1.2(c)	—	Allocation of Purchase Price
Schedule 1.3(a)(i)	—	Buyer Products
Schedule 1.3(a)(ii)	—	Example of Gross Margin
Schedule 2.11	—	Standard Terms and Conditions of Sale
Schedule 5.1(h)	—	Required Third Party Consents
Schedule 9.1	—	Employees Offered Employment by the Buyer

Exhibits:

Exhibit A	—	Form of Unrestricted Note
Exhibit B	—	Form of Offset Note
Exhibit C	—	Form of Bill of Sale
Exhibit D	—	Form of Trademark Assignment
Exhibit E	—	Form of Copyright Assignment
Exhibit F	—	Form of Assumption Agreement
Exhibit G	—	Form of Consulting Agreement
Exhibit H	—	Form of Noncompetition Agreement
Exhibit I	—	Form of Irrevocable L/C
Exhibit J	—	Term Sheet for Lease

ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (“Agreement”) is entered into as of May 7, 2007 among Hopper Radio of Florida, Inc., a Florida corporation (“Hopper”), Memcorp, Inc., a Florida corporation (“Memcorp”), Memcorp Asia Limited, a corporation organized under the laws of Hong Kong (“Memcorp Asia”) (Hopper, Memcorp and Memcorp Asia are each individually referred to herein as a “Seller” and are collectively referred to herein as the “Sellers”), and Imation Corp., a Delaware corporation (the “Buyer”). The Sellers and the Buyer are referred to collectively herein as the “Parties.”
RECITALS
     1. The Sellers are currently engaged in the business of sourcing and selling consumer electronics products (the “Business”).
     2. The Buyer desires to purchase from the Sellers, and the Sellers desire to sell to the Buyer, the assets of the Sellers used in or relating to the Business described herein, subject to the assumption of certain related liabilities and upon the terms and subject to the conditions set forth herein.
     3. Capitalized terms used in this Agreement shall have the meanings ascribed to them in Article XI.
     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:
ARTICLE I
ASSET PURCHASE
     1.1 Purchase and Sale of Assets; Assumption of Liabilities.
     (a) Transfer of Assets. On the basis of the representations, warranties, covenants and agreements and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, each Seller shall sell, convey, assign, transfer and deliver to the Buyer, and the Buyer (or a wholly owned subsidiary of Buyer) shall purchase and acquire from each Seller, free and clear of all Security Interests, all of such Seller’s right, title and interest in and to the following assets (collectively, the “Acquired Assets”) used by the Sellers in or relating to the Business, in each case to the extent owned by a Seller as of the Closing:
     (i) except as otherwise described herein, all inventories, wherever located, of Business Products to be sold under the “Memorex,” “Nickelodeon” or “Vextra” brand, including all finished goods, consigned goods, work-in-progress, raw materials, spare parts, packaging, accessories and all other materials and supplies to be used, consumed, sold, resold or distributed by any Seller, and all warranties and guarantees, if any, express or implied, by the manufacturers or sellers of any such item or component part thereof, rights of return, rebate rights, over-payment recovery rights and any other rights of any Seller relating to these items (collectively, the “Inventory”);
     (ii) all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property (other than the Inventory) used in or relating to the Business (other than the Excluded Assets), which are set forth on Schedule 1.1(a)(ii) hereto, and all warranties and guarantees, if any, express or implied, rights of return, rebate rights, over-payment recovery rights and any other rights of any Seller relating to these items, in each case existing for the benefit of any Seller in connection therewith to the extent transferable (collectively, the “Personal Property”);
     (iii) all of the Sellers’ right, title and interest in and to the contracts, agreements, understandings or arrangements to which any Seller is party or of which it is a third party beneficiary, in each case used in or related to the Business, each of which is listed on Schedule 1.1(a)(iii) hereto, including without limitation all rights to license agreements to which any Seller is a party to the extent transferable (collectively, the “Assigned Contracts”);
     (iv) all Business Intellectual Property;
     (v) to the extent assignable, all of the Sellers’ right, title and interest in and to all Permits relating to the Business;
     (vi) all other assets relating to existing customer relationships and all written materials, data and records relating to the Business (in whatever form or medium), including (i) client, customer, prospect, supplier, dealer and distributor lists and records, (ii) information regarding referral sources, (iii) product catalogs and brochures, (iv) sales and marketing, advertising and promotional materials, (v) research and development materials, reports and records, (vi) production reports and records, (vii) equipment logs, (viii) service, warranty and claim records, (ix) records relating to the Inventory, (x) maintenance records and other documents relating to the Personal Property, (xi) purchase orders and invoices, (xii) sales orders and sales order log books, (xiii) material safety data sheets, (xiv) price lists, (xv) quotations and bids, (xvi) operating guides and manuals, (xvii) correspondence, (xviii) books, records, journals and ledgers, (xix) product ideas and developments and (xx) plans and specifications, plats, surveys, drawings, blueprints and photographs;
     (vii) all other intangible rights and property of any Seller relating to the Business, including (A) going concern value, (B) the goodwill of the Sellers relating to the Business as conducted by each Seller, (C) directory, telecopy names, numbers, addresses and listings, and all rights that any Seller may have to institute or maintain any action to protect the same and recover damages for any misappropriation or misuses thereof;

     (viii) all insurance benefits, including rights under and proceeds from, insurance policies providing coverage for the Acquired Assets or the Sellers relating to the Business, where such rights, benefits and proceeds relate to events occurring prior to the Closing;
     (ix) all rights with respect to deposits, prepaid expenses, claims for refunds and rights to offset related to the Business, excluding rights relating to the prior payment of Taxes and interest payable with respect to any of the foregoing;
     (x) other than as set forth on Schedule 1.1(a)(x), all claims (including claims for past infringement or misappropriation of Business Intellectual Property or rights related thereto included in the Acquired Assets) and causes of action of any Seller relating to the Business against any other Person, whether or not such claims and causes of action have been asserted, and all rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement and other rights of recovery of the Sellers (regardless of whether such rights are currently exercisable) relating to the Acquired Assets, other than Excluded Assets; and
     (xi) all leasehold interests in the HK Leased Property, including all improvements and fixtures thereon and all rights and easements appurtenant thereto.
     (b) Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the Acquired Assets shall not include any of the following (collectively, the “Excluded Assets”):
     (i) all real property owned by the Sellers, and all leasehold interests in all real property leased or otherwise used or occupied by the Sellers other than the HK Leased Property, including all improvements and fixtures thereon and all rights and easements appurtenant thereto;
     (ii) all refurbished Business Products included in the Inventory at Closing, all Returned Products (except as otherwise provided in Section 1.1(e)) and all inventories of Business Products other than “Memorex,” “Nickelodeon” or “Vextra” brand products;
     (iii) all cash, cash equivalents, short term investments and bank accounts of the Sellers;
     (iv) all accounts receivable and other rights to payment from customers of the Sellers, and other accounts or notes receivable of the Sellers;
     (v) all personnel records of Business Employees of the Sellers who are not Transferred Employees;
     (vi) those Permits relating to the Business that are not assignable in accordance with their terms, all of which are listed on Schedule 1.1.(b)(vi);

     (vii) all rights in connection with, and with respect to the assets associated with, any Business Benefit Plans;
     (viii) the names “Hopper” and “Hopper Radio of Florida”;
     (ix) subject to Section 1.1(a)(viii), all insurance policies of the Sellers and rights thereunder;
     (x) all rights to insurance claims, related refunds and proceeds arising from or related to the Excluded Assets and Excluded Liabilities;
     (xi) all securities owned by or on behalf of the Sellers, including without limitation all capital stock of Memcorp, Memcorp Asia and Hopper Asia Limited, and all records of each Seller relating to its organization, maintenance and existence as a corporation, namely its (A) charter documents, (B) registrations or qualifications to conduct business, (C) taxpayer and other identification numbers, (D) minute books, (E) share register, (F) Tax records and (G) corporate seal;
     (xii) all books, records, accounts, ledgers, files, documents, correspondence, studies, reports and other printed or written materials related solely to any Excluded Assets or Excluded Liabilities and not related to any Acquired Assets or Assumed Liabilities;
     (xiii) all rights which accrue or will accrue to the benefit of the Sellers under this Agreement or the Ancillary Agreements;
     (xiv) Sellers’ right, title and interest in and to the contracts, agreements, understandings or arrangements listed on Schedule 1.1(b)(xiv) hereto;
     (xv) any security deposit for the HK Leased Property previously paid by the Sellers; and
     (xvi) those certain items of Personal Property set forth on Schedule 1.1(b)(xvi) thereto.
     (c) Assumed Liabilities. On the basis of the representations, warranties, covenants and agreements and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, the Buyer shall assume and agree to pay, perform and discharge when due the following liabilities of the Sellers relating to the Business (the “Assumed Liabilities”):
     (i) all executory obligations arising under or to be performed after the Closing under the Assigned Contracts and the Permits relating to the Business transferred pursuant to Section 1.1(a);
     (ii) all outstanding purchase orders for Business Products of any Seller;

     (iii) product returns and Warranty Obligations relating to Business Products of any Seller that are Acquired Assets which occur after the date which is 90 days after the Closing;
     (iv) obligations to perform normal and customary service with respect to Business Products sold by any Seller prior to Closing; and
     (v) all fees and expenses payable to the Berkowitz, Dick accounting firm in connection with the audit of the financial statements required by Section 5.1(j).
     (d) Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, the Assumed Liabilities shall not include the following liabilities (the “Excluded Liabilities”), which shall remain obligations of the Sellers:
     (i) all accounts payable and accrued liabilities of the Sellers and all other indebtedness of the Sellers;
     (ii) all product returns and Warranty Obligations relating to Business Products sold by Sellers which occur prior to the date which is 90 days after Closing;
     (iii) any liability under any Assigned Contract that arises prior to the Closing or arises after the Closing but that arises out of or relates to a breach that occurred prior to Closing;
     (iv) other than as set forth on Schedule 1.1(d)(iv) hereto, any liability arising under an Environmental Law in connection with the operation of the Business prior to Closing or the Sellers’ leasing, ownership or operation of real property;
     (v) any liability under any Business Benefit Plan;
     (vi) any liability arising out of or relating to the Sellers’ disposition of an application for employment, the employment of any employee (including without limitation any accrued vacation time or unpaid salary as of the Closing) or the termination of the employment of any employee, whether or not the affected employee is hired by the Buyer;
     (vii) all liabilities and obligations arising out of or relating to the Excluded Assets;
     (viii) all liabilities and obligations for any Taxes for which any of the Sellers or Affiliates of the Sellers are liable;
     (ix) any liability arising under the escheat laws or any other laws of any jurisdiction relating to abandoned property;

     (x) any liability to distribute to any of the Sellers’ shareholders or otherwise apply all or any part of the consideration received by the Sellers under this Agreement;
     (xi) any liability to indemnify, reimburse or advance amounts to any officer, director, employee or agent of the Sellers;
     (xii) any liability arising out of any litigation or claims (i) pending as of the Closing or (ii) commenced after the Closing and arising out of or relating to any occurrence, happening or situation existing prior to the Closing, including without limitation the litigation and claims listed in Section 2.10(b) and (e) and Section 2.13 of the Disclosure Schedule;
     (xiii) any liability arising out of or resulting from the Sellers’ compliance or non-compliance with any law or Permit;
     (xiv) all Intercompany Liabilities;
     (xv) all liabilities and obligations of any Seller for costs and expenses incurred in connection with this Agreement or the consummation of the transactions contemplated by this Agreement (including without limitation any fees for financial advisors engaged by or on behalf of the Sellers);
     (xvi) all liabilities and obligations of the Sellers under this Agreement and the Ancillary Agreements; and
     (xvii) all liabilities of any Seller arising out of or relating to the foregoing.
     (e) Treatment of Product Returns and Accounts Receivable.
     (i) In the event a customer of any Seller returns to a Seller or to the Buyer a Business Product purchased by such customer from a Seller in the course of the Business prior to the Closing (a “Returned Product”) and such customer either claims a credit for such Returned Product against amounts owed by such customer to the Sellers or demands payment as a result of such return, (A) the Buyer shall be responsible for granting the credit or making the payment, as appropriate, during the period beginning on the date which is 90 days following the Closing; and (B) the Sellers shall remain responsible for granting the credit or making the payment, as appropriate, during the period beginning on the Closing Date and continuing through the date which is 90 days following the Closing.
     (ii) In the event a customer claims a credit or demands payment from the Buyer for a Returned Product with respect to which a Seller is responsible under the terms of this Section 1.1(e), or in the event a customer claims a credit or demands payment from a Seller for a Returned Product with respect to which the Buyer is responsible under the terms of this Section 1.1(e), in each case the Party responsible for such Returned Product as set forth above shall reimburse the appropriate Party for the amount of such credit or payment promptly following receipt of notice of the return of such Returned Product.

     (iii) The Sellers shall purchase from Buyer all Returned Products accepted by Buyer from a customer during the 90 day period following the Closing at 100% of the original landed cost. After the end of the 90 day period following the closing, Buyer shall purchase Seller’s remaining Memorex, Nickelodeon or Vextra branded Returned Products that are not Return to Vendor Products at 20% of the original sales price to customers. If such Returned Products are refurbished, Buyer will purchase such Memorex, Nickelodeon or Vextra branded Returned Products at 50% of the original sales price to customers.
     (iv) The Buyer shall purchase from the Sellers all Returned Products that are Return to Vendor Products received by the Sellers during the 90 day period following the Closing, for a purchase price equal to sixty percent 60% of the Current FOB Factory Cost of the Return to Vendor Product.
     (v) The Buyer agrees to use commercially reasonable efforts to return to the appropriate vendor any Return to Vendor Products, during the 90 day period following the Closing. In the event that a vendor does not honor a return to vendor agreement with respect to a Return to Vendor Product for a product that was sold by Seller prior to Closing purchased from the Sellers in accordance with Section 1.1(e)(iv) above, Seller shall accept such Returned Product and shall reimburse Buyer for any applicable amount previously paid to Seller in accordance with Section 1.1(e)(iv) and the Seller shall maintain any and all claims against such vendor for failing to honor such return to vendor agreement.
     1.2 Purchase Price and Related Matters.
     (a) Purchase Price. In consideration for the sale and transfer of the Acquired Assets, the Buyer shall at the Closing assume the Assumed Liabilities as provided in Section 1.1(c) and shall deliver to the Sellers the following (together with the value of the Assumed Liabilities, the “Purchase Price”):
     (i) at the Closing, $10,000,000 (the “Closing Cash”) by wire transfer of immediately available funds to the accounts and in the proportions set forth on Schedule 1.2(a) hereto;
     (ii) at the Closing, (A) one or more promissory notes from Buyer in the form of Exhibit A hereto (the “Unrestricted Notes”) in aggregate principal amount of $30,000,000, and (B) one or more promissory notes from Buyer in the form of Exhibit B hereto (the “Offset Notes” and together with the Unrestricted Notes, the “Buyer Notes”) in aggregate principal amount of $7,500,000, payable to the Sellers in the proportions set forth on Schedule 1.2(a);
     (iii) at the Closing, an amount (the “Inventory Amount”) agreed upon in accordance with Section 1.2(b) hereto, equal to the sum of (A) 100% of the lower of (x) the Landed Cost Basis or (y) the Landed Fair Market Value, of the Business Products not previously sold to customers included in the Inventory at Closing (including without limitation any Business Products in transit from the factory) and (B) 60% of the Current FOB Factory Cost of Return to Vendor Products that are included in the Inventory at Closing (including without limitation any Business Products, at the factory, in transit to the factory, or waiting to go to the factory), by wire transfer of immediately available funds to the accounts and in the proportions set forth on Schedule 1.2(a) hereto; and
     (iv) following the third anniversary of the Closing and as further described in Section 1.3, the Earnout Amount, if any.
     (b) Inventory Valuation. Representatives of the Buyer and the Sellers shall jointly conduct a physical inventory count of all Inventory and, as of the close of business on the day immediately preceding the Closing Date, determine the value thereof. Upon completion of such physical count and inventory valuation, the results of the inventory shall be set forth in Schedule 1.2(b) hereto (the “Inventory Statement”), which shall be signed by the Buyer and each Seller on the Closing Date, and which shall be used for the calculation of the Inventory Amount.
     (c) Allocation of Purchase Price. The Purchase Price shall be allocated among the Acquired Assets and the covenant contained in Section 10.3 as set forth on Schedule 1.2(c) hereto. The Buyer and the Sellers agree to allocate the Purchase Price among the Acquired Assets and the covenant set forth in Section 10.3 for all purposes (including financial accounting and Tax purposes) in accordance with Schedule 1.2(c). Each of the Buyer and the Sellers shall prepare or cause to be prepared IRS Forms 8594 in accordance with such allocation and consistent with one another and in accordance with the Code and Treasury Regulations. Buyer and the Sellers shall each deliver such Forms to one another for review and comment no later than 20 business days prior to filing with the IRS.
     (d) Proration of Certain Items. Except as provided in this Section 1.2, and subject to the provision of Section 7.2 hereof, all property and ad valorem Taxes, leasehold rentals and other customarily proratable items relating to the Acquired Assets payable prior to or subsequent to the Closing Date and relating to a period of time both prior to and subsequent to the Closing Date shall be prorated as of the Closing between the Buyer, on the one hand, and the Sellers, on the other, and the prorated portion due from the Sellers, to the extent not previously paid, shall be paid by the Sellers to the Buyer as and when due. If the actual amount of any such item is not known as of the Closing Date, such proration shall be based on the previous year’s assessment of such item and the parties shall adjust such proration and pay any underpayment or reimburse for any overpayment within thirty (30) days after the actual amount becomes known.
     1.3 Earnout Amount.
     (a) The “Earnout Amount” shall be an amount equal to (i) 39.0% of the Gross Margin of the Products sold by the Buyer during the three-year period following the Closing Date (the “Earnout Period”), minus (ii) $47,500,000; provided, however, that the minimum Earnout Amount shall be $0 and the maximum Earnout Amount shall be $20,000,000.

     (i) For purposes of this Section 1.3, “Products” shall mean (a) all consumer electronic products and related accessories sold by or manufactured with consumer electronic products sold or offered for sale by the Buyer or any of its Affiliates on or after the Closing Date that bear the “Memorex” name, (b) all consumer electronic products and related accessories sold by or manufactured with consumer electronic products sold or offered for sale by the Buyer or any of its Affiliates under any other name which products are the same as, derivate from or are subsequent generations of or are successors to any Business Products sold by or under development by the Sellers as of the Closing, and (c) all other consumer electronic products and related accessories sold by or manufactured with consumer electronic products sold or offered for sale by the Buyer or any of its Affiliates in the United States and/or Canada under any other name which products are substantially similar to any Business Products sold by or under development by the Sellers as of the Closing; in each case, other than those consumer electronic products and related accessories sold or under development by the Buyer under the “Memorex,” “Imation” or “TDK” name as of the date of this Agreement and listed on Schedule 1.3(a)(i) hereto. For the avoidance of doubt, removable recordable media, including without limitation optical disks, magnetic tape, USB flash drives, flash cards, removable hard disk drives and related accessories therefore are not deemed to be consumer electronic products.
     (ii) For purposes of this Section 1.3, “Gross Margin” shall mean (i) the amount of the Buyer’s net sales revenues recognized during the Earnout Period from the sale of Products, net of all discounts, rebates and returns, less (ii) the amount of the related cost of goods sold (including freight and warehousing), in each case as determined in accordance with United States GAAP applied in a manner consistent with the Buyer’s accounting practices and policies in effect for the periods in question, and an example of such calculation is attached hereto as Schedule 1.3(a)(ii).
     (b) Within 60 days of the end of each calendar year quarter, the Buyer shall provide to the Sellers a report setting forth the Gross Margin for such period, as determined by the Buyer, and explaining in reasonable detail the way in which such determination was made. The Sellers may, but shall not be required to, object to any report by providing written notice to the Buyer with such objections.
     (c) The Buyer shall provide to the Sellers, no later than 60 days after the end of the Earnout Period, a report setting forth the Gross Margin for the Earnout Period, as determined by the Buyer, and explaining in reasonable detail the way in which such determination was made, together with payment of any Earnout Amount amounts then due under this Section 1.3. The Sellers shall have the right, at any time within 60 days after receipt of the report, to conduct a review or cause their independent accounting firm to conduct a review of the Buyer’s books and records to the extent relevant to the verification of those amounts, and the Buyer shall provide reasonable access for such individuals or accountants to the relevant books and records at reasonable times and upon reasonable notice; provided, however, that if Buyer fails to provide reasonable access, then such 60 day period shall be extended by an additional number of days necessary for Sellers and/or its accountants to have such access, and to deliver a report (the “Seller’s Report”) advising whether they agree with the calculation of the Gross Margin or deem that one or more adjustments are required. If Buyer shall concur with the adjustments proposed in the Seller’s Report, or if Buyer shall not object thereto in a writing delivered to the Seller within 45 days after Buyer’s receipt of the Seller’s Report, the calculations of the Gross Margin set forth in such Seller’s Report shall become final and shall not be subject to further review, challenge or adjustment absent fraud. If the Seller does not submit a Seller’s Report within the 60-day period provided herein (as same may be extended as provide herein), then the Gross Margin as calculated by Buyer shall become final and shall not be subject to further review, challenge or adjustment absent fraud.
     (d) In the event that the Sellers submit a Seller’s Report and Buyer and the Sellers are unable to resolve the disagreements set forth in such report within 45 days after the date of the Seller’s Report, then such disagreements shall be referred to a recognized firm of independent certified public accountants selected by mutual agreement of the Seller and Buyer (the “Settlement Accountants”), and the determination of the Settlement Accountants shall be final and shall not be subject to further review, challenge or adjustment absent fraud. Buyer and the Sellers shall request the Settlement Accountants to use their best efforts to reach a determination not more than 45 days after such referral. The costs and expenses of the services of the Settlement Accountants shall be paid by the Sellers if the Earnout Amount resulting from the determinations of the Settlement Accountants is not greater than 105% of the Earnout Amount resulting from Buyer’s calculations as set forth in the deliveries herein; otherwise, such costs and expenses of the Settlement Accountants shall be paid by Buyer.
     (e) During the Earnout Period, the Buyer will operate the Business in the ordinary course in good faith and will not act in bad faith for the purpose of reducing the Earnout Amount. During the Earnout Period, the Buyer shall make capital and funding available to the Business as commercially reasonable. The Buyer agrees that, in the event it desires to sell all or a material portion of the Business prior to the end of the Earnout Period, it will, concurrently with the closing of any such sale, (i) pay to the Sellers the unpaid balance remaining on the Buyer Notes, and (ii) accelerate the payment of the Earnout Payment assuming the maximum amount of the Earnout Payment has been earned by the Sellers; provided, however, that such payment may, at the Buyer’s option, be (x) payable in equal quarterly installments over the period remaining between the date of acceleration and the end of the Earnout Period, or (y) be paid in a lump sum within 60 days after the date of acceleration, and in either case the amount payable shall be discounted to reflect the net present value of such payment assuming that such payment would otherwise not have been paid until 60 days following the Earnout Period and based upon a discount rate of 6.00%.
     (f) Except to the extent of any amount paid to the Sellers pursuant to Section 1.3(e)(ii) above, in the event the Buyer terminates the Consulting Agreement for Barry Smith without “cause” (as defined in the Consulting Agreements) prior to the end of the Earnout Period, then within 60 days after the end of the Earnout Period, the Buyer shall pay the Sellers an amount equal to the greater of (i) (A) 39.0% of the Gross Margin of Products sold by the Buyer during the period beginning as of the Closing and ending on the date of such termination, annualized as if such Gross Margin were the Gross Margin applicable with respect to the full Earnout Period, minus (B) $47,500,000; or (ii) the amount calculated as set forth in Section 1.3(a).
     (g) Without limiting the provisions of Sections 1.3(e) and (f), each Seller acknowledges (i) that, following completion of the transactions contemplated by this Agreement, the Buyer must operate its business utilizing the Acquired Assets in the best interests of its shareholders; (ii) that the Buyer has no obligation to utilize the Acquired Assets in order to achieve an Earnout Amount or to maximize the amount of the Earnout Amount; (iii) that there can be no assurance that any Earnout Amount will be received; and (iv) that the Buyer owes no fiduciary duty or express or implied duty to the Sellers, but instead the parties intend their contractual relationship, insofar as it relates to the Earnout Amount, to be governed solely by the express provisions of this Agreement.
     1.4 The Closing.
     (a) Time and Location. The Closing shall take place at the offices of Dorsey & Whitney LLP in Minneapolis, Minnesota, commencing at 10:00 a.m., local time, on the Closing Date.
     (b) Actions at the Closing. At the Closing:
     (i) the Sellers shall deliver (or cause to be delivered) to the Buyer the various certificates, instruments, agreements and documents required to be delivered under Section 5.1;
     (ii) the Buyer shall deliver (or cause to be delivered) to the Sellers the various certificates, instruments, agreements and documents required to be delivered under Section 5.2;
     (iii) the Sellers shall execute and deliver a Bill of Sale in substantially the form attached hereto as Exhibit C;
     (iv) each Seller owning registered trademarks included in the Acquired Assets shall execute and deliver a Trademark Assignment in substantially the form attached hereto as Exhibit D;
     (v) each Seller owning registered copyrights included in the Acquired Assets shall execute and deliver a Copyright Assignment in substantially the form attached hereto as Exhibit E;
     (vi) the Buyer shall execute and deliver to each Seller an Assumption Agreement in substantially the form attached hereto as Exhibit F;

     (vii) the Buyer and each of Barry Smith and Jason Smith shall execute and deliver to one another a Consulting Agreement substantially in the form attached hereto as Exhibit G (the “Consulting Agreements”);
     (viii) each Seller shall transfer to the Buyer all the books, records, files and other data (or copies thereof) within the possession of such Seller relating to the Acquired Assets and reasonably necessary for the continued operation of the Business by the Buyer;
     (ix) the Buyer shall pay to the Sellers Closing Cash and the Inventory Amount, by wire transfer of immediately available funds into one or more accounts designated by the Sellers as set forth on Schedule 1.2(a);
     (x) the Buyer shall deliver to the Sellers the Buyer Notes, along with an irrevocable unconditional and nontransferable Qualified Letter of Credit as security for the Unrestricted Notes in form attached hereto as Exhibit I;
     (xi) the Buyer and the Sellers shall deliver a mutually agreed upon mutual release of claims with respect to that certain Distributor Agreement between Hanny Magnetics (B.V.I) Ltd. and Hopper Radio of Florida, Inc., dated June 8, 1995, as amended, and that certain License Agreement between Hanny Magnetics Limited and Hopper Radio of Florida, Inc., dated as of September 1994, as amended;
     (xii) the Sellers shall deliver to Buyer a list of all open purchase orders as of the Closing Date;
     (xiii) the Sellers and the Buyer shall execute and deliver such other instruments of conveyance as the Buyer may reasonably request in order to effect the sale, transfer, conveyance and assignment to the Buyer of valid ownership of the Acquired Assets owned by the Sellers; and
     (xiv) the Sellers shall deliver to the Buyer, or otherwise put the Buyer in possession and control of, all of the Acquired Assets of a tangible nature owned by the Sellers.
     1.5 Buyer Notes.
     (a) Each Buyer Note will be imprinted with a legend substantially in the following form:
     This Note was originally issued on                     , 2007 and has not been registered under the Securities Act of 1933, as amended. The transfer of this Note is subject to certain restrictions set forth in an Asset Purchase Agreement dated as of May 7, 2007 (the “Purchase Agreement”) between the issuer of this Note and the person to whom this Note originally was issued. The issuer of this Note will furnish a copy of these provisions to the holder of this Note without charge upon written request.

     Each Offset Note will also be imprinted with a legend substantially in the following form:
     The payment of principal and interest on this Note is subject to certain recoupment provisions set forth in the Purchase Agreement.
     (b) The Buyer Notes shall not be transferable or assignable without the prior written consent of Buyer. If such consent is provided, to transfer a Buyer Note, a Seller first must furnish the Buyer with (i) a written opinion reasonably satisfactory to the Buyer in form and substance from counsel reasonably satisfactory to the Buyer by reason of experience to the effect that such Seller may transfer such Buyer Note as desired without registration under the Securities Act of 1933, as amended (the “Securities Act”), and (ii) a written undertaking executed by the desired transferee reasonably satisfactory to the Buyer in form and substance agreeing to be bound by the restrictions on transfer and, with respect to the Offset Notes, the recoupment provisions contained herein.
     1.6 Consents to Assignment. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or transfer any contract, lease, authorization, license or Permit, or any claim, right or benefit arising thereunder or resulting therefrom, if an attempted assignment or transfer thereof, without the consent of a third party thereto or of the issuing Governmental Entity, as the case may be, would constitute a breach thereof. If a Deferred Consent is not obtained, or if an attempted assignment or transfer thereof would be ineffective or would affect the rights thereunder so that the Buyer would not receive all such rights, then, in each such case, (a) the Deferred Item shall be withheld from sale pursuant to this Agreement without any reduction in the Purchase Price, (b) from and after the Closing, the Sellers and the Buyer will cooperate, in all reasonable respects, to obtain such Deferred Consent as soon as practicable after the Closing, and (c) until such Deferred Consent is obtained, the Sellers and the Buyer will cooperate, in all reasonable respects, to provide to the Buyer the benefits under the Deferred Item to which such Deferred Consent relates (with the Buyer entitled to all the gains and responsible for all the losses, Taxes, liabilities and/or obligations thereunder). In particular, in the event that any such Deferred Consent is not obtained prior to the Closing, then the Buyer and the Sellers shall enter into such arrangements (including subleasing or subcontracting if permitted) to provide to the Parties the economic and operational equivalent of obtaining such Deferred Consent and assigning or transferring such contract, lease, authorization, license or Permit, including enforcement for the benefit of the Buyer of all claims or rights arising thereunder, and the performance by the Buyer of the obligations thereunder on a prompt and punctual basis.
     1.7 Further Assurances. At any time and from time to time after the Closing Date, as and when requested by any Party hereto and at such Party’s expense, the other Party or Parties shall promptly execute and deliver, or cause to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further or other actions as are necessary to evidence and effectuate the transactions contemplated by this Agreement.
     1.8 Withholding Obligations. The Buyer shall be entitled to deduct and withhold from the consideration otherwise payable to the Sellers pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Tax law and to collect any necessary Tax forms, including Forms W-8 or W-9, as applicable, or any similar information, from the Sellers. To the extent that amounts are so withheld by the Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Sellers.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
     The Sellers jointly and severally represent and warrant to the Buyer that, except as set forth in the Disclosure Schedule, the statements contained in this Article II are true and correct as of the date hereof. The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II. The disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Article II only to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
     2.1 Organization, Qualification and Corporate Power. Each of the Sellers is a corporation duly incorporated or organized, validly existing and, where applicable, in good standing under the laws of its respective jurisdiction of organization and is duly qualified to conduct business under the laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except for any such failure to be qualified that would not reasonably be expected to result in a Business Material Adverse Effect. Each Seller has all requisite corporate power and authority to carry on the business in which it is now engaged and to own and use the properties now owned and used by it.
     2.2 Authority. Each Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by each Seller of this Agreement and such Ancillary Agreements and the consummation by each Seller of the transactions contemplated hereby and thereby have been validly authorized by all necessary corporate action on the part of each Seller. This Agreement has been, and such Ancillary Agreements will be, validly executed and delivered by each Seller and, assuming this Agreement and each such Ancillary Agreement constitute the valid and binding obligation of the Buyer, constitutes or will constitute a valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.
     2.3 Noncontravention. Subject to compliance with applicable antitrust or trade regulation laws, neither the execution and delivery by any Seller of this Agreement or the Ancillary Agreements to which such Seller will be a party, nor the consummation by any Seller of the transactions contemplated hereby or thereby, will:

     (a) conflict with or violate any provision of the charter or bylaws or comparable organizational documents of such Seller;
     (b) require on the part of any Seller any filing with, or any Permit, authorization, consent or approval of, any Governmental Entity, except for any filing, Permit, authorization, consent or approval that has been obtained;
     (c) other than as set forth on Section 2.3(c) of the Disclosure Schedule, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate or modify, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness or Security Interest to which any Seller is a party or by which any Seller is bound or to which any of their respective assets is subject; or
     (d) violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, any Seller or any of their respective properties or assets.
     2.4 Financial Statements. Section 2.4 of the Disclosure Schedule includes copies of the Financial Statements. The Financial Statements have been prepared in accordance with GAAP and the methodologies described in the footnotes thereto and fairly present, in all material respects, the financial condition and combined results of operations and cash flows of the Business as of the respective dates thereof and for the periods referred to therein in accordance with such methodologies; provided that the Financial Statements that are unaudited are subject to year-end adjustments (which shall not be material) and do not include footnotes. Notwithstanding the foregoing, the Sellers make no representation or warranty (and specifically disclaim any representation and warranty) with respect to Taxes and matters relating thereto that are disclosed on the Financial Statements.
     2.5 Absence of Certain Changes. Except as set forth on Schedule 2.5, since the Balance Sheet Date, (a) there have not been any changes in the business, financial condition or results of operations of the Business that would reasonably be expected to result in a Business Material Adverse Effect and (b) none of the Sellers has taken any of the actions (or permitted any of the events to occur) set forth in clauses (i) through (xi) of Section 4.2(b).
     2.6 Undisclosed Liabilities. The Business does not have any liability of a nature which is material to the Business, except for (a) liabilities shown on the Most Recent Balance Sheet, (b) liabilities which have arisen since the Balance Sheet Date in the ordinary course of business, (c) contractual and other liabilities which are not required by GAAP to be reflected on a balance sheet and (d) the Excluded Liabilities.
     2.7 Intentionally Omitted.
     2.8 Ownership of Personal Property.
     (a) The applicable Seller is the true and lawful owner of, and has good and marketable title to, or has a valid leasehold interest in or a valid license or right to use, all of the Personal Property purported to be owned by it, free and clear of all Security Interests. Except as set forth on Section 2.8(a) of the Disclosure Schedule, no financing statement under the Uniform Commercial Code with respect to any of the Personal Property is active in any jurisdiction, and none of the Sellers has signed any such active financing statement or any security agreement authorizing any secured party thereunder to file any such financing statement.

     (b) Section 2.8(b) of the Disclosure Schedule lists individually (i) all pieces of Personal Property which are fixed assets (within the meaning of GAAP) having a book value greater than $1,000, indicating the cost, location, accumulated book depreciation (if any) and the net book value of each such fixed asset as of the Balance Sheet Date, and (ii) all other Personal Property of a tangible nature (other than Inventory) whose book value exceeds $1,000.
     2.9 Real Property.
     (a) The Sellers do not own any real property. The real properties demised by the leases listed on Section 2.9(b) of the Disclosure Schedule constitute all of the real property leased (whether or not occupied and including any leases assigned or leased premises sublet for which any of the Sellers remains liable), used or occupied by the Sellers relating to the Business.
     (b) The leases of real property listed on Section 2.9(b) of the Disclosure Schedule as being leased by the Company (the “Leased Real Property”) are in full force and effect, and the Sellers hold a valid and existing leasehold interest under each of the leases for the term listed on Section 2.9(b) of the Disclosure Schedule.
     (c) Other than as set forth on Section 2.9(c) of the Disclosure Schedule, none of the Sellers has received written notice of any violation of any applicable zoning ordinance or other law relating to the Leased Real Property, and none of the Sellers have received any notice of any such violation or the existence of any condemnation or other proceeding with respect to any of the Leased Real Property.
     (d) To the Seller’s knowledge there are no improvements made or contemplated to be made by any Governmental Entity, the costs of which are to be assessed as assessments, special assessments, special Taxes or charges against any of the Leased Real Property, and there are no present assessments, special assessments, special Taxes or charges.
     2.10 Intellectual Property.
     (a) Section 2.10(a) of the Disclosure Schedule lists all material or registered Business Intellectual Property. The applicable Seller owns, or is licensed or to the knowledge of the Sellers, otherwise possesses valid rights to use, each item of Business Intellectual Property.
     (b) Other than as set forth on Section 2.10(b) of the Disclosure Schedule, with respect to the Business, none of the Sellers received notice that it has been named in any pending suit, action or proceeding which involves a claim of infringement of any patents, trademarks, trade names, service marks or copyrights of any third party.

     (c) Each applicable Seller has performed the obligations required to be performed by it under the terms of any agreement pursuant to which the applicable Seller has rights in any Business Intellectual Property, and none of the Sellers nor, to the knowledge of the Sellers, any third party is in default under any such agreement, except in each case as would not reasonably be expected to have a Business Material Adverse Effect.
     (d) Other than rights and licenses granted in the ordinary course of business, none of the Sellers has granted to any third party any license or right to the commercial use of any of the Business Intellectual Property.
     (e) Other than as set forth on Section 2.10(e) of the Disclosure Schedule, there are no pending, or, to the knowledge of the Sellers, threatened claims against the Sellers or any of their respective former or current employees alleging that (i) any of the Business Intellectual Property or the Business infringes or violates any Third Party Rights or (ii) the Sellers or any of their respective employees has misappropriated any Third Party Rights.
     (f) To the knowledge of the Sellers, neither the operation of the Business by the Sellers nor any activity by the Sellers nor any use by the Sellers of the Business Intellectual Property infringes or violates any Third Party Rights, and neither the Sellers nor any of their respective employees, has misappropriated any Third Party Rights. The Sellers have not received any written communications alleging that any of the Business Intellectual Property is invalid or unenforceable. To the knowledge of the Sellers, no third party has violated or infringed or is violating or infringing any of the Business Intellectual Property. Except as listed in Schedule 2.10(f), the Sellers do not have any licenses or other agreements under which they are granted rights by others in any Business Intellectual Property.
     (g) To the knowledge of the Sellers, no current or former employee or consultant of the Sellers owns or has claimed any ownership rights in or to, or any right to use, any of the Business Intellectual Property, and to the knowledge of the Sellers no employee of the Sellers has entered into any agreement that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign or disclose any Business Intellectual Property to anyone other than the Sellers.
     (h) Except as disclosed in Schedule 2.10(h), each of the Sellers (i) has not directly or indirectly licensed or granted to anyone rights of any nature with respect to any of the Business Intellectual Property; and (ii) is not obligated to and does not pay royalties or other fees to anyone with respect to the ownership, use, license or transfer of any of the Business Intellectual Property.

     2.11 Contracts.
     (a) Section 2.11(a) of the Disclosure Schedule lists all of the following contracts or agreements (and, in the case of oral contracts or agreements, includes a summary thereof) to which any Seller is a party as of the date of this Agreement that are used in or related to the Business (other than contracts or agreements relating to Excluded Assets or Excluded Liabilities) (the “Designated Contracts”):
     (i) any agreement (or group of related agreements with the same party) for the lease of personal property from or to third parties providing for lease payments in excess of $1,000 per annum or having a remaining term longer than six (6) months;
     (ii) any agreement (or group of related agreements with the same party) for the purchase of products or services (A) under which the undelivered balance of such products and services is in excess of $1,000, (B) which calls for performance over a period of more than one year, or (C) under which any Seller (1) has granted manufacturing rights, “most favored nation” pricing provisions or exclusive sales, marketing or distribution rights relating to the Business or any products or services of the Business, (2) has agreed to sell or purchase a minimum quantity of goods or services in an amount greater than $1,000 or (3) has agreed to sell or purchase goods or services exclusively to or from a third party;
     (iii) any agreement (or group of related agreements with the same party) which involves a payment to be made to any Seller in excess of $1,000, either pursuant to a contract with a customer of the Business or pursuant to any other contract or agreement for the sale of products or services entered into outside of the ordinary course of business;
     (iv) any agreement for the acquisition by any Seller of any operating business, whether by merger, stock purchase or asset purchase, except for any such business which did not or will not become part of the Business;
     (v) any partnership, joint venture or other similar contract, arrangement or agreement;
     (vi) any agreement (or group of related agreements with the same party) under which any Seller has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for borrowed money relating to the Business the outstanding balance of which is more than $1,000, or under which any Seller has imposed a Security Interest on any of its assets, tangible or intangible, relating to the Business;
     (vii) any agreement that prohibits or restricts the Business from freely operating anywhere in the world or that restricts any Seller from competing in any line of business or with any Person;

     (viii) any agreement involving any Seller’s executive officers, directors or employees of the Business providing annual base compensation at a rate in excess of $100,000;
     (ix) any severance, “stay pay” or termination agreement with any officer or other employee of the Business;
     (x) any contract or agreement providing for the purchase of all or substantially all of its requirements of a particular product from a supplier;
     (xi) any contract or agreement which by its terms does not terminate or is not terminable by the applicable Seller for any reason without penalty within six (6) months after the date hereof;
     (xii) any contract with any dealer, sales representative, sales agent or distributor;
     (xiii) any license agreement (as licensor or licensee);
     (xiv) Intentionally Omitted;
     (xv) any agreement with any Governmental Entity;
     (xvi) any agreement that is with, to the Seller’s knowledge, any minority, disadvantaged, veteran-owned and/or women-owned business enterprise;
     (xvii) any agreement in which any Seller makes a representation or a commitment relating to small, minority, disadvantaged and/or women-owned business enterprises, including but not limited to any representation or commitment that the sale of products or the furnishing of services by the Business will satisfy any requirements of the customer or any Governmental Entity relating to the level of utilization of small, minority, disadvantaged and/or women-owned business enterprises in providing products and/or services to such customer or Governmental Entity;
     (xviii) any agreement or arrangement for the storage of Inventory, including consignment agreements with customers; and
     (xix) any barter agreement with customers or suppliers involving quid pro quo arrangements.
     (b) The Sellers have delivered or made available to the Buyer a complete and accurate copy of each written Designated Contract and a complete and accurate summary of each oral Designated Contract. Each Designated Contract is a valid and binding obligation of the applicable Seller, and, to the knowledge of the Sellers, of each other party thereto, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief and other equitable remedies. None of the Sellers nor, to the knowledge of the Sellers, any other party to any Designated Contract, is in default in complying with any provisions thereof, and no condition or event or fact exists which, with notice, lapse of time or both would constitute a default thereof on the part of the applicable Seller or, to the knowledge of the Sellers, on the part of any other party thereto.
     2.12 Intentionally Omitted.
     2.13 Litigation. Section 2.13 of the Disclosure Schedule lists (other than with respect to Taxes), as of the date of this Agreement, each (a) judgment, order, decree, stipulation or injunction of any Governmental Entity naming any Seller that relates to the Business and (b) action, suit or proceeding by or before any Governmental Entity to which any Seller is a party and that relates to the Business.
     2.14 Employment Matters.
     (a) The Sellers are currently in compliance in all material respects with, and have at all times complied in all material respects with, all applicable laws governing the hiring, employment and classification of employees. Section 2.14(a) of the Disclosure Schedule contains a complete and accurate list of all Business Employees, describing for each such Business Employee, the position, whether classified as exempt or non-exempt for wage and hour purposes, date of hire, business location, annual base salary, monthly/weekly/hourly rates of compensation, average scheduled hours per week, status (i.e., active or inactive and if inactive, the type of leave and estimated duration) and the total amount of bonus, severance and other amounts to be paid to such Business Employee at the Closing or otherwise in connection with the transactions contemplated hereby. Section 2.14(a) of the Disclosure Schedule contains a complete and accurate list of all Contingent Workers, describing for each Contingent Worker such individual’s role in the Business, fee or compensation arrangements and other contractual terms with the applicable Seller.
     (b) Each current Business Employee has entered into a confidentiality and assignment of inventions agreement with the applicable Seller, a copy or form of which has previously been delivered to the Buyer. Section 2.14(b) of the Disclosure Schedule contains a list of all Business Employees who are a party to a non-competition agreement and/or non-solicitation agreement with any Seller (indicating the type of agreement for each such individual); copies of such agreements have previously been delivered to the Buyer.
     (c) Section 2.14(c) of the Disclosure Schedule lists each Business Employee as of the date of this Agreement who is required by applicable law to hold a temporary work authorization or a particular class of non-immigrant visa in order to work in any jurisdiction in which such employee is employed (each a “Work Permit”), and shows for each such employee the type of Work Permit held by such Business Employee and the remaining period of validity of such Work Permit. With respect to each Work Permit, all of the information that any of the Sellers has provided to the relevant Governmental Entities (collectively, “Immigration Authorities”) in the application for such Work Permit was true and complete. The Sellers have received the appropriate notice of approval from the Immigration Authorities with respect to each such Work Permit. None of the Acquired Entities has received any notice from the Immigration Authorities that any Work Permit has been revoked. There is no action pending or, to the Sellers’ knowledge, threatened to revoke or adversely modify the terms of any Work Permit. Except as disclosed in Section 2.14(c) of the Disclosure Schedule, no employee of any of the Sellers is a non-immigrant employee of a nationality other than that of the jurisdiction in which he or she is employed whose right to remain in such employment would terminate or otherwise be affected by the transactions contemplated by this Agreement. For each employee of any of the Sellers hired after November 6, 1986 and working in the United States, the respective Seller has retained an Immigration and Naturalization Service Form I-9, completed in accordance with applicable law.
     (d) None of the Sellers is a party to or bound by any collective bargaining agreement relating to the Business, nor has any Seller, with respect to the Business, experienced, since 2003, any material strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.
     (e) To the knowledge of the Sellers, no Business Employee has any plans to terminate employment with any of the Sellers (other than for the purpose of accepting employment with the Buyer following the Closing) or not to accept employment with the Buyer.
     (f) The employment of any terminated former employee of any of the Sellers engaged in the Business has been terminated in material compliance with any applicable contract terms and applicable law, and none of the Sellers has any material liability under any contract or applicable Law toward any such terminated employee, except as may be set forth in any Plan.
     (g) Except as set forth on Schedule 2.14(g) of the Disclosure Schedule, none of the Sellers has made any loans (except advances for business expenses in the ordinary course of business) to any Business Employee that have not been fully repaid, forgiven or otherwise satisfied.
     (h) Except as set forth on Schedule 2.14(h) of the Disclosure Schedule, each of the Sellers has paid in full to all employees all wages, salaries, bonuses and commissions due and payable to such employees and Buyer assumes no obligation for any unpaid amounts.
     (i) Except as set forth on Schedule 2.14(i) of the Disclosure Schedule, there has been no lay-off of employees or work reduction program undertaken by or on behalf of any of the Sellers in the past two years, and no such program has been adopted by any of the Sellers or publicly announced. No orders, awards, improvements, prohibitions or other notices have been served upon and no other enforcement or similar proceedings have been taken against any of the Sellers in the past two years pursuant to any legislation, regulations, orders or codes of conduct of any Governmental Entity in respect of employees.

     (j) There are no current negotiations for any change in the rate of remuneration or the bonus, incentives, prerequisites or emoluments or pension benefits of any Business Employee.
     2.15 Employee Benefits.
     (a) Section 2.15(a) of the Disclosure Schedule contains a complete and accurate list of all Business Benefit Plans. Complete and accurate copies of all Business Benefit Plans and all related trust agreements, insurance contracts and summary plan descriptions have been made available to the Buyer.
     (b) The Business Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service (the “IRS”) to the effect that such Business Benefit Plans are qualified or are entitled to rely on a prototype plan sponsor’s determination letter from the IRS pursuant to recent IRS pronouncements, and the plans and the trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, or the period for obtaining or relying on such a determination letter has not yet closed.
     (c) Except as set forth in Section 2.15(c) of the Disclosure Schedule, no ERISA Affiliate has ever maintained or been required to contribute to any Employee Benefit Plan subject to Title IV of ERISA or to any Multiemployer Plan.
     (d) No act or omission has occurred and no condition exists with respect to any Business Benefit Plan maintained by any Seller, any of their respective Affiliates or any ERISA Affiliate that would subject the Buyer to any fine, penalty, Tax or liability of any kind imposed under ERISA or the Code (other than liabilities for benefits accrued under Business Benefit Plans for Business Employees or any Seller and their beneficiaries). There are no criminal proceedings against, and no material civil, arbitration, administrative or other proceedings or disputes by or against, the trustees, managers or administrators of the Business Benefit Plans or any of the Sellers in relation to the Business Benefit Plans and none is pending or, to the Sellers’ knowledge, threatened.
     (e) There are no unfunded obligations under any Business Benefit Plan providing welfare benefits after termination of employment to any Business Employee (or to any beneficiary of any such employee), excluding continuation of health coverage required to be continued under Section 4980B of the Code or other similar applicable laws.
     (f) Section 2.15(f) of the Disclosure Schedule sets forth the policy of the Sellers with respect to accrued vacation, personal and sick time and earned time off applicable to the Business Employees and the total amount of such liabilities with respect to the Business Employees as of the date hereof (and updated as of the Closing Date).

     (g) No undertaking or assurance (whether or not constituting a legally binding commitment) has been given to any Business Employee as to the continuation of the Business Benefit Plans after the Closing.
     2.16 Environmental Matters. Except as described or identified in Section 2.16 of the Disclosure Schedule:
     (i) the Business’ operations are currently in compliance with, and have at all times complied with, applicable Environmental Laws and, to the knowledge of the Sellers, there are no circumstances that may prevent or interfere with such compliance in the future;
     (ii) there is no pending civil or criminal litigation, written notice of violation or formal administrative proceeding, investigation or claim relating to any Environmental Law involving any Leased Real Property or any property formerly owned or operated by the Business;
     (iii) no Materials of Environmental Concern have been Released by the Business at any Leased Real Property in violation of applicable Environmental Law; and
     (iv) The Sellers are not aware of any liability under Environmental Laws of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used in connection with the operations of the Business.
     2.17 Legal Compliance. Each Seller, with respect to the Business, has been and remains in material compliance with all applicable laws (including rules and regulations thereunder, other than with respect to Taxes) of any federal, state or foreign government, or any Governmental Entity, in effect with respect to the Business. None of the Sellers has received written notice of, or to the Sellers’ knowledge are subject to, any pending or threatened civil, criminal or administrative action, suit, proceeding, hearing, demand letter, investigation, claim, complaint, demand, request for information, or notice relating to the Business (other than with respect to Taxes). There is no act, omission, event or circumstance of which the Sellers have knowledge that would reasonably be expected to give rise to any such action, suit, proceeding, hearing, demand letter, investigation, claim, complaint, demand, request for information or notice (other than with respect to Taxes).
     2.18 Permits. Section 2.18 of the Disclosure Schedule lists all Permits. Each Permit listed in the Disclosure Schedule is in full force and effect, and none of the Sellers is in material violation of or default under any Permit. No suspension or cancellation of any such Permit has been threatened in writing. The Permits include, but are not limited to, those required in order for the applicable Seller to conduct the Business under federal, state, local or foreign statutes, ordinances, orders, requirements, rules, regulations, Environmental Laws and laws pertaining to public health and safety, worker health and safety, buildings, highways or zoning. None of the Permits is subject to termination as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, and, to the knowledge of the Sellers, the Buyer will not be required to obtain any further Permits to continue to conduct the Business after the Closing. The Sellers have not made any false statements on, or omissions from, any notifications, applications, approvals, reports and other submissions to any Governmental Entity or in or from any other records and documentation prepared or maintained to comply with the requirements of any Governmental Entity.

     2.19 Business Relationships with Affiliates. Section 2.19 of the Disclosure Schedule lists any agreements with respect to the Business whereby any Affiliate of any Seller, directly or indirectly, (a) owns any property or right, tangible or intangible, which is used in the Business, (b) has any material claim or cause of action against the Business, or (c) owes any money to, or is owed any money by, the Business. Section 2.19 of the Disclosure Schedule describes any commercial transactions or relationships between any of the Sellers and any Affiliate thereof (as well as any commercial transactions or relationships between any such Affiliates and Suppliers) which occurred or have existed since the beginning of the time period covered by the Financial Statements.
     2.20 Brokers’ Fees. None of the Sellers has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement that would constitute an Assumed Liability.
     2.21 Inventory. All of the Inventory as of the Balance Sheet Date is set forth in Section 2.21 of the Disclosure Schedule, which shall be updated as of the Closing.
     2.22 Intentionally Omitted.
     2.23 Insurance. Section 2.23 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) relating to the Business to which any Seller is a party, all of which are in full force and effect. There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy, and each applicable Seller is otherwise in compliance in all material respects with the terms of such policies. None of the Sellers has received written notice of any threatened termination of any such policy.
     2.24 Warranty Matters. None of the Business Products manufactured, sold, leased, licensed or delivered by any Seller is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than (i) the applicable standard terms and conditions of sale or lease of the Business, which are set forth in Section 2.24 of the Disclosure Schedule, (ii) manufacturers’ warranties for which the Business has no liability or (iii) warranties imposed by applicable law. The reserves for Warranty Obligations reflected on the Most Recent Balance Sheet are reasonable in amount, are consistent with the past practice of the Sellers with respect to the Business. Section 2.24 of the Disclosure Schedule sets forth the aggregate expenses incurred by the Sellers in fulfilling their obligations under their guaranty, warranty, right of return and indemnity provisions with respect to the Business during each of the fiscal years and the interim period covered by the Financial Statements.
     2.25 Customers, Distributors and Suppliers. Section 2.25 of the Disclosure Schedule sets forth a true and complete list of all customers, sales representatives, dealers and distributors (whether pursuant to a commission, royalty or other arrangement) that accounted for $500,000 or more of the sales of the Business for the fiscal year ended December 31, 2006, showing with respect to each, the name, address and dollar value involved (collectively, the “Customers and Distributors”). Section 2.25 of the Disclosure Schedule also sets forth a true and complete list of all suppliers of the Business to whom during the fiscal year ended December 31, 2006, the Sellers made payments aggregating $200,000 or more, showing with respect to each, the name, address and dollar value involved (the “Suppliers”). No Customer, Distributor or Supplier has canceled or otherwise terminated its relationship with the applicable Seller, or, during the last twelve (12) months, has decreased materially its services, supplies or materials to the applicable Seller or its usage or purchase of the services or products of the applicable Seller nor, to the knowledge of the Sellers, does any Customer, Distributor or Supplier have any plan or intention to do any of the foregoing.
     2.26 Investment. Each Seller (a) understands that the Buyer Notes have not been, and will not be, registered under the Securities Act or under any state securities laws, is being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering and will contain a legend restricting transfer; (b) is acquiring the Buyer Notes solely for such Seller’s own account for investment purposes, and not with a view to the distribution thereof; (c) is a sophisticated investor with knowledge and experience in business and financial matters; (d) has received certain information concerning the Buyer and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Buyer Notes; and (e) is able to bear the economic risk and lack of liquidity inherent in holding the Buyer Notes.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER
     The Buyer represents and warrants to each Seller that the statements contained in this Article III are true and correct as of the date hereof, and will be true and correct as of the Closing Date as though made as of the Closing Date, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).
     3.1 Organization. The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization.
     3.2 Authority. The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by the Buyer of this Agreement and such Ancillary Agreements and the consummation by the Buyer of the transactions contemplated hereby and thereby have been validly authorized by all necessary company action on the part of the Buyer. This Agreement has been, and such Ancillary Agreements will be, validly executed and delivered by the Buyer and, assuming this Agreement and each such Ancillary Agreement constitute the valid and binding obligation of the Sellers, constitutes or will constitute a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

     3.3 Noncontravention. Subject to compliance with the applicable requirements of applicable antitrust or trade regulation laws, neither the execution and delivery by the Buyer of this Agreement or the Ancillary Agreements to which the Buyer will be a party, nor the consummation by the Buyer of the transactions contemplated hereby or thereby, will:
     (a) conflict with or violate any provision of the organizational documents of the Buyer;
     (b) require on the part of the Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except for any filing, permit, authorization, consent or approval that has been obtained;
     (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate or modify, or require any notice, consent or waiver under, any contract or agreement to which the Buyer is a party or by which the Buyer is bound; or
     (d) violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, the Buyer or any of its properties or assets.
     3.4 Litigation. There are no actions, suits, claims or legal, administrative or arbitratorial proceedings pending against, or, to the Buyer’s knowledge, threatened against, the Buyer which would adversely affect the Buyer’s performance under this Agreement or the consummation of the transactions contemplated by this Agreement.
     3.5 Financial Capacity; Solvency. The Buyer (i) has, and at the Closing will have, sufficient internal cash (without taking into account any unfunded financing regardless of whether any such financing is committed) in an aggregate amount sufficient to pay the Closing Cash payable as required by this Agreement, (ii) has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its obligations hereunder and (iii) has not, and as of the Closing, shall not have, incurred any obligation, commitment, restriction or liability of any kind which would impair or adversely affect such resources and capabilities, including, without limitation, after giving effect to any obligation, commitment, restriction or liability of any kind with respect to this Agreement. Immediately after giving effect to the transactions contemplated hereby, the Buyer will not (x) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair salable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (y) have unreasonably small capital with which to engage in its business, or (z) have incurred debts beyond its ability to pay as they become due.
     3.6 No Brokers. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Buyer in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

ARTICLE IV
PRE-CLOSING COVENANTS
     4.1 Closing Efforts.
     (a) Subject to the terms hereof, including Section 4.1(b), each of the Parties shall use reasonable commercial efforts to take all actions and to do all things reasonably necessary or advisable to consummate the transactions contemplated by this Agreement, including using reasonable commercial efforts to: (i) obtain all Third Party Consents, (ii) effect all Governmental Filings, including as necessary to effect a transfer of ownership to the Buyer of any applicable regulatory approvals, registrations, licenses or authorizations, and (iii) otherwise comply in all material respects with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement. The Buyer on the one hand and the Seller on the other hand shall evenly split any out-of-pocket costs (excluding legal fees, for which the parties will each bear their own costs) associated with obtaining such Third Party Consents. Each of the Parties shall promptly notify each of the other Parties of any fact, condition or event known to it that would reasonably be expected to prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of the parties shall (i) prepare and file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act within 14 days after the date hereof, (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the Hart-Scott-Rodino Act and (iii) use their respective commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Act as soon as practicable. The Buyer shall pay the filing fee required in connection with filings made under the Hart-Scott-Rodino Act.
     (b) Each of the Parties shall use reasonable commercial efforts to resolve any objections that may be asserted by any Governmental Entity with respect to the transactions contemplated hereby, and shall cooperate with each other to contest any challenges to the transactions contemplated hereby by any Governmental Entity; provided, however, that the Buyer shall have no obligation under this Section 4.1 to dispose or hold separately or make any change in or to any portion of its business or assets (or in or to any portion of the Acquired Assets), to incur any other burden with respect thereto or to agree to do any of the foregoing, as a condition of such governmental clearances or approvals. Each of the Parties shall promptly inform each other of any material communication received by such Party from any Governmental Entity regarding any of the transactions contemplated hereby (unless the provision of such information would (i) violate the provisions of any applicable laws or regulations (including without limitation those relating to security clearance or export controls) or any confidentiality agreement or (ii) cause the loss of the attorney-client privilege with respect thereto).

     4.2 Operation of Business.
     (a) During the period from the date of this Agreement until the Closing Date, each of the Sellers shall:
     (i) conduct the operations of the Business in the ordinary course, consistent with past practice;
     (ii) maintain consistent with past practice the assets, properties, facilities and equipment of the Business in good working order and condition as of the date hereof (excluding ordinary wear and tear);
     (iii) perform in all material respects all of its obligations under all agreements relating to or affecting the Business or the assets, liabilities, properties, equipment or rights thereof;
     (iv) use its commercially reasonable efforts to (A) preserve the Business organization intact, (B) retain the Business’s present employees, but in no event shall Sellers be required to increase compensation or extend bonuses and (C) maintain the relationships and agreements with the Business’s suppliers, distributors, customers and others having dealings with the Business, all in a manner consistent with past practices, but in no event shall Seller be required to extend any discounts or rebates or agree to any cost increases, in each case to the extent inconsistent with past practice;
     (v) continue in full force and effect all existing insurance policies (or comparable insurance) relating to the Business; and
     (vi) comply in all material respects with all Permits, rules, laws and regulations applicable to the Business.
     (b) Prior to the Closing, none of the Sellers shall, without the prior written consent of the Buyer:
     (i) sell, assign, transfer, lease, exchange or dispose of any portion of the Acquired Assets, except for sales of Inventory in the ordinary course of business consistent with past practice; provided, however, that nothing in this clause (i) shall prohibit the collection by the Sellers of accounts receivable of the Business;
     (ii) incur or guarantee any indebtedness for borrowed money relating to the Business, except in the ordinary course of business consistent with past practice;
     (iii) grant any rights to severance benefits, “stay pay” or termination pay to any Business Employee, or increase the compensation or other benefits payable or potentially payable to, any Business Employee under any previously existing severance benefits, “stay-pay” or termination pay arrangements except for “stay pay” or termination pay to Business Employees not to exceed $20,000 in the aggregate;
     (iv) make any capital expenditures or commitments therefor with respect to the Business in an amount in excess of $1,000 in the aggregate;
     (v) acquire any operating business, whether by merger, stock purchase, asset purchase or otherwise (except for any business that will not become part of the Business);
     (vi) increase the current compensation or benefits of, or current level of payments to, or enter into any employment, compensation or deferred compensation agreement (or any amendment to any such existing agreement) with any Business Employees;
     (vii) materially amend the terms of any existing Business Benefit Plan, except as required by law;
     (viii) materially change the accounting principles, methods or practices insofar as they relate to the Business, except in each case to conform to changes in GAAP;
     (ix) enter into any contract, agreement, obligation or commitment relating to the Business, except in the ordinary course of business consistent with past practice and other than a contract terminable on 30 days or less notice;
     (x) create any Security Interests in any of the Acquired Assets; or
     (xi) agree in writing or otherwise to take any of the foregoing actions.
     4.3 Access.
     (a) Each Seller shall permit representatives of the Buyer to have access (at reasonable times, on reasonable prior written notice and in a manner so as not to interfere with the normal business operations of the Business) to the Business Employees and the counsel and auditors of the Sellers as well as the premises, properties, financial and accounting records, contracts and other records and documents, of or pertaining to the Business; provided, however, such counsel shall not be obligated to disclose any information or documents that is covered by the attorney-client privilege or the attorney work product privilege. Prior to the Closing, the Buyer and its representatives shall not contact or communicate with the customers and suppliers of any Seller in connection with the transactions contemplated by this Agreement, except with the prior written consent of any Seller.
     (b) The Sellers will provide the Buyer, the Buyer’s representatives and Buyer’s independent registered public accountants reasonable access during normal business hours to such books, records, workpapers, data and other information as may be reasonably requested by the

Buyer to allow the Buyer and its independent registered public accountants to conduct an audit or review of the Business and Acquired Assets for such periods as the Buyer may require for its financial reporting purposes required in connection with any report required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Sellers shall cooperate with the Buyer and Buyer’s independent registered public accountants in the preparation of audited and/or pro forma financial statements in respect of the Business and Acquired Assets for such periods as the Buyer may require; provided, that the Buyer shall be responsible for the cost of its audit.
     (c) The Buyer and the Sellers acknowledge and agree that the Confidentiality Agreement remains in full force and effect and that Information provided by any Seller or any of their respective Affiliates to the Buyer pursuant to this Agreement prior to the Closing shall be treated in accordance with the Confidentiality Agreement. If this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms. If the Closing occurs, the Confidentiality Agreement, insofar as it covers Information relating to the Business, shall terminate effective as of the Closing, but shall remain in effect insofar as it covers other Information disclosed thereunder.
     4.4 Exclusivity.
     (a) Each of the Sellers shall not, and shall require each of their respective managers, employees, directors, officers, partners, Affiliates, attorneys, investment bankers, accountants, representatives and agents not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiry, proposal, offer or discussion with any party (other than the Buyer) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, lease, sale of stock, sale of material assets, disposition or similar business transaction involving the Business or any of the Sellers (any such inquiry, proposal, offer or discussion, an “Acquisition Proposal”), (ii) furnish any information concerning the Business or the properties or assets of the Sellers, including any access thereto, to any party (other than the Buyer or customers, suppliers or distributors of the Business in the ordinary course of business) or (iii) engage in discussions or negotiations with any party (other than the Buyer) concerning any Acquisition Proposal.
     (b) Each of the Sellers shall immediately notify any party with which discussions or negotiations of the nature described in paragraph (a) above are pending that such Seller, as the case may be, is terminating such discussions or negotiations. If any of the Sellers receives any Acquisition Proposal, such Seller shall, within one Business Day after such receipt, notify the Buyer of such Acquisition Proposal, including the identity of the other party and the terms of such Acquisition Proposal.
     4.5 Supplement to Disclosure Schedules. In the event that any Seller becomes aware of any fact or condition occurring after the date hereof that would require a change to any Disclosure Schedule (if the Disclosure Schedules were dated as of the fact or condition) the Sellers may deliver a supplement to the Disclosure Schedules specifying the change. The Buyer shall promptly determine prior to Closing whether it desires to terminate the Agreement under Article 8 hereof or proceed to Closing with such changed Disclosure Schedules. In the event that the Buyer proceeds to Closing without terminating the Agreement, the Buyer shall be deemed to have waived its right to recover Damages from the Sellers resulting from such change.
ARTICLE V
CONDITIONS PRECEDENT TO CLOSING
     5.1 Conditions to Obligations of the Buyer. The obligation of the Buyer to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by the Buyer) of the following conditions:
     (a) the representations and warranties of the Sellers set forth in Article II shall be true and correct in all material respects (except for such representations and warranties that are already qualified by their terms by a reference to materiality or Business Material Adverse Effect which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Closing Date as if made as of the Closing Date, except for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date);
     (b) each Seller shall have performed or complied with the agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;
     (c) no third party action, suit or proceeding shall be pending by or before any Governmental Entity seeking to prevent consummation of the transactions contemplated by this Agreement and no judgment, order, decree, stipulation or injunction enjoining or preventing the consummation of the transactions contemplated by this Agreement shall be in effect;
     (d) the Sellers shall have executed and delivered to the Buyer the Seller Certificate;
     (e) all applicable waiting periods (and any extensions thereof) under applicable antitrust or trade regulation laws shall have expired or otherwise been terminated;
     (f) each of Barry Smith, Jason Smith and Sean Smith shall have executed and delivered to the Buyer a Noncompetition Agreement in the form attached hereto as Exhibit H;
     (g) each of Barry Smith and Jason Smith shall have executed and delivered to the Buyer the respective Consulting Agreements;
     (h) the Sellers shall have obtained all Third Party Consents listed in Schedule 5.1(h);

     (i) the Buyer shall have received a certificate of good standing of the Sellers in their jurisdictions of organization and a certificate as to the incumbency of officers and the adoption of authorizing resolutions;
     (j) the Buyer shall have received the audited financial statements with respect to the Business for the nine month period ending December 1, 2005 and the twelve month period ending December 31, 2006, and such audited financial statements shall not be materially different than the Financial Statements such that adjustments made in the audited financial statements, individually or in the aggregate, do not result in a negative adjustment to operating income for any such period by 5% or more; provided, that Buyer shall have notified the Sellers within five Business Days of receipt of such audited financial statements if Buyer determines that any such negative adjustment will cause this condition not to have been satisfied;
     (k) all statutory notice requirements under Chapter 49 of the laws of Hong Kong (Transfer of Businesses (Protection of Creditors) Ordinance) shall have been completed, and no actions or proceedings shall have been instituted thereunder (and no written notice that proceedings have been instituted shall have been received) during the notice period;
     (l) the Buyer shall have received a Tax Indemnification Agreement from Barry Smith in the form mutually agreed upon by the Parties; and
     (m) the Buyer and BJS Family Partnership, Ltd., as landlord, shall have entered into a lease for the premises located at 3200 Meridian Business Campus at Weston, 3200 Meridian Parkway, Weston, Florida 33326, on terms summarized on Exhibit J.
     5.2 Conditions to Obligations of the Sellers. The obligation of the Sellers to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by the Sellers) of the following conditions:
     (a) the representations and warranties of the Buyer set forth in Article III shall be true and correct in all material respects (except for such representations and warranties that are already qualified by their terms by a reference to materiality or Buyer Material Adverse Effect which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Closing Date as if made as of the Closing Date, except for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date);
     (b) the Buyer shall have performed or complied with its agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;
     (c) no action, suit or proceeding shall be pending by or before any Governmental Entity seeking to prevent consummation of the transactions contemplated by this Agreement and no judgment, order, decree, stipulation or injunction enjoining or preventing consummation of the transactions contemplated by this Agreement shall be in effect;

     (d) the Buyer shall have delivered to the Sellers the Buyer Certificate;
     (e) all applicable waiting periods (and any extensions thereof) under applicable antitrust or trade regulation laws shall have expired or otherwise been terminated;
     (f) the Sellers shall have received a certificate of good standing of the Buyer in its jurisdiction of incorporation and a certificate as to the incumbency of officers and the adoption of authorizing resolutions; and
     (g) the Sellers shall have received the Closing Cash from the Buyer.
ARTICLE VI
INDEMNIFICATION
     6.1 Indemnification by the Sellers. Subject to the terms and conditions of this Article VI, from and after the Closing, the Sellers shall indemnify, on a joint and several basis, the Buyer in respect of, and hold the Buyer harmless against, all Damages incurred or suffered by the Buyer or any Affiliate thereof resulting from or constituting:
     (a) any breach of a representation or warranty of the Sellers contained in this Agreement or the Sellers’ Certificate;
     (b) any failure by any Seller to perform any covenant or agreement contained in this Agreement to be performed after the Closing;
     (c) any Excluded Liabilities; or
     (d) any liability for the Taxes of Sellers or any Affiliates of Sellers for any period ending on or before the Closing Date and the portion of any Straddle Period commencing before the Closing Date and ending on the Closing Date.
     6.2 Indemnification by the Buyer. Subject to the terms and conditions of this Article VI, from and after the Closing, the Buyer shall indemnify each Seller in respect of, and hold each Seller harmless against, any and all Damages incurred or suffered by any Seller or any Affiliate thereof resulting from or constituting:
     (a) any breach of a representation or warranty of the Buyer contained in this Agreement or the Buyer Certificate;
     (b) any failure by the Buyer to perform any covenant or agreement contained in this Agreement;
     (c) any Assumed Liabilities; or

     (d) any liability for the Taxes for the portion of any Straddle Period commencing after the Closing Date.
     6.3 Claims for Indemnification.
     (a) Third-Party Claims. All claims for indemnification made under this Agreement resulting from, related to or arising out of a third-party claim against an Indemnified Party shall be made in accordance with the following procedures. An Indemnified Party shall give prompt written notification to the Indemnifying Party of the commencement of any action, suit or proceeding relating to a third-party claim for which indemnification may be sought or, if earlier, upon the assertion of any such claim by a third party. Such notification shall include a description in reasonable detail (to the extent known by the Indemnified Party) of the facts constituting the basis for such third-party claim and the amount of the Damages claimed. Within 30 days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such action, suit, proceeding or claim with counsel reasonably satisfactory to the Indemnified Party. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense. The Party not controlling such defense may participate therein at its own expense; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such action, suit, proceeding or claim, the reasonable fees and expenses, not to exceed $25,000 per claim, of counsel to the Indemnified Party solely in connection therewith shall be considered “Damages” for purposes of this Agreement. The Party controlling such defense shall keep the other Party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other Party with respect thereto. The Indemnified Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party. The Indemnifying Party shall not agree to any settlement of such action, suit, proceeding or claim that does not include a complete release of the Indemnified Party from all liability with respect thereto or that imposes any liability or obligation on the Indemnified Party without the prior written consent of the Indemnified Party.
     (b) Procedure for Claims. An Indemnified Party wishing to assert a claim for indemnification under this Article VI shall deliver to the Indemnifying Party a Claim Notice. Within 30 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Agreed Amount, by check or by wire transfer), or (iii) contest that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Indemnifying Party in

such response contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute. If such dispute is not resolved within 60 days following the delivery by the Indemnifying Party of such response, the Indemnifying Party and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 12.12.
     6.4 Survival.
     (a) The representations and warranties of the Sellers and the Buyer set forth in this Agreement, the Seller Certificate and the Buyer Certificate shall survive the Closing and the consummation of the transactions contemplated hereby and continue until the 18-month anniversary of the Closing Date, at which time they shall expire. Notwithstanding the foregoing, (i) the representations and warranties of the Sellers contained in Sections 2.1 (Organization, Qualification and Corporate Power), 2.2 (Authority) and 2.8(a) (Ownership of Personal Property) and of the Buyer contained in Sections 3.1 (Organization) and 3.2 (Authority) shall survive the Closing and the consummation of the transactions contemplated hereby without limitation and (ii) the representations and warranties of the Sellers contained in Section 2.16 (Environmental Matters) shall survive until 30 days following the expiration of all statutes of limitation applicable to the matters referred to therein.
     (b) Notwithstanding anything to the contrary contained herein, if an indemnification claim is properly asserted in writing pursuant to Section 6.3 prior to the expiration of the representation or warranty that is the basis for such claim, then such representation or warranty shall survive until, but only for the purpose of, the resolution of such claim.
     6.5 Limitations on Indemnification by the Sellers.
     (a) Sellers’ Basket. The Sellers shall not be liable under Section 6.1(a) unless and until the aggregate Damages for which they would otherwise be liable under Section 6.1(a) exceed $375,000 (the “Sellers’ Basket”) (at which point the Sellers shall become liable for only amounts in excess of the Sellers’ Basket and not for the aggregate Damages under Section 6.1(a)). For purposes solely of determining the amount of Damages for which any Seller is liable under this Article VI, all representations and warranties of the Sellers in Article II (other than Section 2.5) shall be construed as if the term “material” and any reference to “Business Material Adverse Effect” (and variations thereof) were omitted from such representations and warranties.
     (b) Sellers’ Cap. The Sellers shall not be liable under Section 6.1(a) for Damages in excess of $3,750,000.
     (c) No Limitation on Certain Claims. Notwithstanding anything in this Agreement to the contrary, the Buyer shall be entitled to dollar-for-dollar indemnification from the first dollar and shall not be subject to the Sellers’ Basket, or any limit on Damages, or any limitation as to time in seeking indemnification (except that claims for breach pursuant to Section 2.16 shall be limited as to time as set forth in Section 6.4(a)), with respect to Damages under:
     (i) Section 6.1(a) relating to a breach of the representations and warranties set forth in Sections 2.1, 2.2, 2.8(a) and 2.16;
     (ii) Sections 6.1(b), (c) and (d); or
     (iii) Article VII.
     6.6 Limitations on Indemnification by Buyer.
     (a) Buyer’s Basket. The Buyer shall not be liable under Section 6.2(a) unless and until the aggregate Damages for which it would otherwise be liable under Section 6.2(a) exceed $375,000 (the “Buyer’s Basket”) (at which point the Buyer shall become liable for only amounts in excess of the Buyer’s Basket and not for the aggregate Damages under Section 6.2(a)). For purposes solely of determining the amount of Damages for which Buyer is liable under this Article VI, all representations and warranties of the Buyer in Article III shall be construed as if the term “material” and any reference to “Buyer Material Adverse Effect” (and variations thereof) were omitted from such representations and warranties.
     (b) Buyer’s Cap. The Buyer shall not be liable under Section 6.2(a) for Damages in excess of $3,750,000.
     (c) No Limitation on Certain Claims. Notwithstanding anything herein to the contrary, the Sellers shall be entitled to dollar-for-dollar indemnification from the first dollar and shall not be subject to the Buyer’s Basket, or any limit on Damages, or any limitation as to time in seeking indemnification, with respect to Damages under:
     (i) Section 6.2(a) relating to a breach of the representations and warranties set forth in Sections 3.1 and 3.2;
     (ii) Sections 6.2(b), (c) and (d); or
     (iii) Article VII.
     6.7 Exclusive Remedy; Offset Right.
     (a) Upon a Final Determination, the Buyer may elect to recoup all or any part of any Damages it suffers by notifying the Sellers of such election and offsetting principal and/or interest of the Offset Notes; provided, if Buyer has submitted one or more Claim Notices prior to the maturity date of the Offset Notes and is pursuing such claim in good faith, and such claims described therein remain unresolved as of the maturity date, Buyer may withhold payment of such claimed amount from the unpaid principal and/or interest of the Offset Notes until such time as the parties have reached a Final Determination for such claims or such time as Buyer no longer actively pursues such claim. Such election will be considered a permitted prepayment (without premium or penalty) under the Offset Notes as of the date of such notice. All claims for Damages shall first be satisfied against the Offset Notes and then satisfied by seeking payment directly from the Sellers for Damages pursuant to this Article VI.
     (b) Except with respect to claims based on fraud and claims for equitable relief, including specific performance, made with respect to breaches of any covenant or agreement contained in this Agreement, or except as otherwise provided in this Agreement or any Exhibit hereto, the rights of the Indemnified Parties under this Article VI shall be the sole and exclusive remedy of the Indemnified Parties with respect to claims resulting from or relating to any misrepresentation or breach of warranty or other provision contained in this Agreement.
     6.8 Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price.
     6.9 Investigation. No claim for indemnity for a breach of a particular representation or warranty or covenant shall be made after Closing if the Buyer had knowledge (including by virtue of any Disclosure Schedule) of such breach as of the Closing; provided, however, any disclosure of new information by the Sellers or Sellers’ representatives to the Buyer after the date hereof shall not be deemed to be within the “knowledge” as of the Closing.
     6.10 Mitigation. Prior to application of the Seller’s Basket or Buyer’s Basket or payment of any claims under this Article VI, the amount of any Damages shall be reduced by (i) any reimbursements or other amounts to which any of the Indemnified Parties is entitled from third parties in connection with such Damages, and (ii) any insurance proceeds to which any of the Indemnified Parties is entitled in connection with such Damages. The Indemnified Parties shall use commercially reasonable efforts to pursue all such reimbursements or proceeds that may reduce or eliminate any claims. If any of the Indemnified Parties receives any such reimbursements or proceeds after a payment is made which relates thereto, the Buyer shall promptly deliver to the Sellers such amount of the indemnification payment as would not have been paid had the reimbursements or proceeds reduced the original payment.
     6.11 Claims Involving Pre-Closing and Post-Closing Liability. Subject to the procedures set forth in Section 6.3(b), in the event that any third party brings a claim relating to the Business for a matter that involves both pre-closing and post-closing activity and the third party successfully recovers damages resulting from that claim, then the Buyer shall be responsible and pay for any damages relating to that portion of the activity that relates to post-closing activity and the Seller shall be responsible for that portion of the activity that relates to pre-closing activity.
ARTICLE VII
TAX MATTERS
     7.1 Preparation and Filing of Tax Returns; Payment of Taxes.
     (a) The Sellers will report as part of their Tax Returns the transactions and results of the operations of the Business and the Acquired

Assets for taxable periods or portions thereof ending on or prior to the Closing Date and the Sellers shall pay any and all Taxes attributable thereto.
     (b) The Buyer and the Sellers shall divide equally the payment of any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-Income Taxes and administrative fees (including, without limitation, notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement, whether levied on the Buyer or the Sellers or any of their respective Affiliates.
     (c) The Buyer will report as part of its Tax Returns the transactions and results of the operations of the Business and the Acquired Assets for taxable periods or portions thereof beginning after the Closing Date, and the Buyer shall pay any and all Taxes attributable thereto.
     7.2 Allocation of Certain Taxes. In the case of Taxes that are payable with respect to a Straddle Period, the portion of any Tax that is allocable to the portion of the Straddle Period ending on the Closing Date (the “Pre-Closing Tax Period”) shall be calculated as though the taxable year terminated as of the close of business on the Closing Date; provided, however, that in the case of a Tax not based on income, receipts, proceeds, profits or similar items, Taxes allocable to the Pre-Closing Tax Period shall be equal to the amount of Tax for the entire Straddle Period (after giving effect to amounts which may be deducted from or offset against such Taxes with respect to such periods under the relevant Tax law) multiplied by a fraction, the numerator of which shall be the number of days in the Pre-Closing Tax Period and the denominator of which shall be the number of days in the Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 7.2 shall be computed by reference to the level of such items on the Closing Date.
     7.3 Cooperation on Tax Matters; Tax Audits.
     (a) The Seller to which the Tax relates shall be entitled to assume and control (including as to settlements) any Tax Audit relating to the Acquired Assets or the Business for any taxable period that ends on or prior to the Closing Date, and shall provide written notice to Buyer regarding whether it elects so to control any such Tax Audit no later than 30 days after receipt by Seller of written notice of such Tax Audit; provided, however, if Seller elects to control such Tax Audit, then Buyer shall be entitled to be reasonably informed of the status regarding any such Tax Audit.
     (b) The Buyer and the Sellers and their respective Affiliates shall cooperate in the conduct of all such Tax Audits and in the preparation of all Tax Returns or other administrative or judicial proceedings relating to the determination of any Tax for any Tax periods for which one Party could reasonably require the assistance of the other Party in obtaining any necessary information. Such cooperation shall include, but not be limited to, furnishing such information or documents within such Party’s possession as are reasonably relevant to the preparation of such Tax Returns or conduct of such Tax Audit, promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Taxing Authority which relate to the Business or the Acquired Assets, and making the respective employees or facilities of the Parties available on a mutually convenient basis to explain any documents or information provided hereunder.
     7.4 Termination of Tax Sharing Agreements. All Tax sharing agreements or similar arrangements with respect to or involving the Business shall be terminated prior to the Closing Date and, after the Closing Date, the Buyer and its Affiliates shall not be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date.
ARTICLE VIII
TERMINATION
     8.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing as provided below:
     (a) the Buyer and Hopper, acting on behalf of the Sellers, may terminate this Agreement by mutual written consent;
     (b) the Buyer may terminate this Agreement by written notice to the Sellers if the Closing shall not have occurred on or prior to August 31, 2007 (the “Outside Date”) (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available if the Buyer’s failure to fulfill any of its obligation under this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date);
     (c) Hopper, acting on behalf of the Sellers, may terminate this Agreement by written notice to the Buyer if the Closing shall not have occurred on or prior to the Outside Date (provided that the right to terminate this Agreement under this Section 8.1(c) shall not be available if the failure of any of the Sellers to fulfill any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date);
     (d) the Buyer may terminate this Agreement by giving written notice to the Sellers in the event any of the Sellers is in breach of any representation, warranty, covenant or agreement contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in Section 5.1(a) or Section 5.1(b) not to be satisfied and (ii) is not cured within 10 days following delivery by the Buyer to Hopper of written notice of such breach; or
     (e) Hopper, acting on behalf of the Sellers, may terminate this Agreement by giving written notice to the Buyer in the event the Buyer is in breach of any representation, warranty, covenant or agreement contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in Section 5.2(a) or Section 5.2(b) not to be satisfied and (ii) is not cured within 10 days following delivery by Hopper to the Buyer of written notice of such breach.

     8.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 8.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to the other Parties provided that (a) any such termination shall not relieve any Party from liability for any willful or intentional breach by such Party, prior to the termination of this Agreement, of any covenant or agreement contained in this Agreement or impair the right of any Party to obtain such remedies as may be available to it in law or equity with respect to such a breach by any other Party and (b) the provisions of this Section 8.2 (Effect of Termination) and Article XII (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.
ARTICLE IX
EMPLOYEE MATTERS
     9.1 Offers of Employment.
     (a) The Parties hereto intend that there shall be continuity of employment with respect to certain Business Employees. The Sellers hereby consent to the hiring of the Business Employees and waive, with respect to the employment by the Buyer (or an Affiliate of the Buyer) of any Business Employees, any claims or rights the Sellers may have against the Buyer (or an Affiliate of the Buyer) or any Business Employee under any non-competition, confidentiality or employment agreement. The Buyer shall offer employment at will commencing on the Closing Date to the Transferred Employees listed on Schedule 9.1 hereto. Nothing in this Agreement shall be construed to prevent the Buyer (or any Affiliate of the Buyer) at any time from terminating the employment of any Transferred Employee, amending or terminating any employee benefit plan or otherwise changing the terms and conditions of employment of the Transferred Employees.
     (b) Nothing in this Agreement shall be construed to create a right in any Business Employee to employment with the Buyer or its Affiliates and, subject to any agreement between an employee and the Buyer or an Affiliate of the Buyer, the Business Employees who continue employment with the Buyer or an Affiliate of the Buyer after the Closing Date shall be employed in “at will” employment.
     (c) With respect to each Transferred Employee, Buyer (or its Affiliates) shall (i) cause any Transferred Employee that was covered under a medical or dental plan, disability benefit plan or life insurance plan (collectively the “Benefit Plans”) of a Seller immediately prior to the Closing Date to be covered either (A) by the Buyer’s Benefit Plans upon the Closing, (B) by assuming one or more of the Sellers’ Benefit Plans as applicable as of the Closing (in which case same shall become an Assumed Liability) or (C) to the extent allowed by the Sellers’ existing Benefit Plans, keeping such Transferred Employee on the applicable Sellers’ Benefit Plans and paying when due to Seller any and all costs of maintaining and administering such Benefit Plans; provided, however, in any event, that each Transferred Employee by no later than January 1, 2008 will be covered by a comparable employee benefit plan, program, or arrangement maintained by the Buyer (or its Affiliates), without limitations based upon pre-existing conditions (and the amount of any expenses incurred prior to such date under the

Benefit Plans of a Seller shall be credited toward satisfaction of deductibles under the benefit plans of the Buyer (or its Affiliates)), and (ii) recognize the service completed by the Transferred Employees for purposes of determining eligibility service and vesting service under any employee benefit plan, program or arrangement maintained by Purchaser or the Company for their employees on or after the Closing Date.
ARTICLE X
OTHER POST-CLOSING COVENANTS
     10.1 Access to Information; Record Retention; Cooperation.
     (a) Access to Information. Subject to compliance with contractual obligations and applicable laws and regulations regarding classified Information and security clearance (if applicable), following the Closing, each Party shall afford to each other Party and to such Party’s authorized accountants, counsel and other designated representatives during normal business hours in a manner so as to not unreasonably interfere with the conduct of business (i) reasonable access and duplicating rights to all Information within the possession or control of such Party and (ii) reasonable access to the personnel of such Party. Requests may be made under this Section 10.1(a) for financial reporting and accounting matters, preparing financial statements, preparing, reviewing and analyzing the calculation of the Earnout Amount, resolving any differences between the Parties with respect to the calculation of the Earnout Amount, preparing and filing of any Tax Returns, prosecuting any claims for refund, defending any Tax claims or assessment, preparing securities law or securities exchange filings, prosecuting, defending or settling any litigation, Environmental Matter or insurance claim, performing obligations under this Agreement and the Ancillary Agreements, and all other proper business purposes.
     (b) Retention of Records. Except as may otherwise be required by law or agreed to in writing by the Parties, each Party shall use reasonable commercial efforts to preserve, until six years after the Closing Date, all Information in its possession or control pertaining to the Business prior to the Closing. Notwithstanding the foregoing, in lieu of retaining any specific Information, any Party may offer in writing to the other Party or Parties to deliver such Information to the other Party or Parties, and if such offer is not accepted within 90 days, the offered Information may be disposed of at any time.
     (c) Confidentiality. Each Party shall hold, and shall use reasonable commercial efforts to cause their respective Affiliates, consultants and advisors to hold, in strict confidence all Information concerning the other furnished to it by the other Party or Parties or their representatives pursuant to this Section 10.1 (except to the extent that such Information (i) is or becomes generally available to the public other than as a result of any action or inaction by the receiving Party, (ii) was within the possession of the receiving Party prior to it being furnished to the receiving Party by or on behalf of the disclosing Party pursuant hereto, provided that the source of such Information was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to any Person with respect to such Information, or (iii) is or becomes available on a non-confidential basis to the receiving Party from a source other than the disclosing Party, provided that the source of such Information was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to any Person with respect to such Information), and each Party shall not release or disclose such Information to any other Person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors, unless compelled to disclose such Information by judicial or administrative process or by other requirements of law or so as not to violate the rules of any stock exchange; provided that in the case of disclosure compelled by judicial or administrative process, the receiving Party shall (to the extent permitted by applicable law) notify the disclosing Party promptly of the request and the documents requested thereby so that the disclosing Party may seek an appropriate protective order or other appropriate remedy. If, in the absence of a protective order or other remedy or the receipt of a waiver hereunder, a Party is, in the written opinion of its counsel, compelled to disclose any Information to any tribunal or other entity or else stand liable for contempt or suffer other censure or penalty, such Party may so disclose the Information without liability hereunder; provided that such Party gives written notice to the other Party or Parties of the Information to be disclosed (including copies of the relevant portions of the relevant documents) as far in advance of its disclosure as is practicable, uses all reasonable efforts to limit any such disclosure to the precise terms of such requirement and cooperates with the disclosing Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such information by the tribunal or other entity. Notwithstanding the foregoing, Sellers shall be entitled to use and disclose any Confidential Information for any legitimate reasonable business purpose, including without limitation, (1) for purposes under the Agreement, including resolving disputes, (2) for Tax reporting purposes, (3) in connection with disposition of Inventory and (4) resolving litigation.
     10.2 Non-Solicitation and No Hiring.
     (a) For a period of three years after the Closing Date, none of the Sellers shall, either directly or indirectly (including through an Affiliate), (i) solicit or attempt to induce any Transferred Employee to terminate his employment with the Buyer or any Affiliate of the Buyer or (ii) hire or attempt to hire any Transferred Employee; provided, that this clause (ii) shall not apply to any individual whose employment with the Buyer or an Affiliate of the Buyer has been terminated for a period of six months or longer.
     10.3 Non-Competition.
     (a) For a period of three years after the Closing Date, none of the Sellers shall, either directly or indirectly (including through an Affiliate) (i) design, develop, manufacture, market, sell, distribute, license or provide any Business Products anywhere in the world or (ii) engage anywhere in the world in any business competitive with the Business; provided that notwithstanding the foregoing, nothing contained in this paragraph shall prohibit any Seller from (x) performing its obligations under this Agreement or the Ancillary Agreements, or (y) disposing of any Inventory on hand as of the Closing that is not an Acquired Asset and any returns received by them following the Closing that the Buyer elects not to purchase from them; provided further, however, that the foregoing restrictions shall not be construed to prohibit the ownership by the Sellers of not more than five percent (5%) of any class of equity securities of any entity having a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, which are publicly owned and regularly traded on any national securities exchange or over-the-counter market if such ownership represents a passive investment.
     (b) The Sellers and the Buyer agree that the duration and geographic scope of the non-competition provisions set forth in this Section 10.3 are reasonable. In the event that any court determines that the duration or the geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, the Parties agree that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The Parties intend that each of these non-competition provisions shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the United States of America and each and every political subdivision of each and every country outside the United States of America where this provision is intended to be effective.
     (c) From and after the Closing, each Seller shall, and shall use its best efforts to cause its Affiliates to, refer all inquiries regarding the business, products and services of the Business to the Buyer.
     10.4 Payment f Assumed Liabilities. In the event that any Seller inadvertently pays or discharges, after the Closing, any Assumed Liabilities, the Buyer shall reimburse such Seller for the amount so paid or discharged within 30 days of being presented with written evidence of such payment or discharge.
     10.5 Insurance. The Sellers shall provide reasonable cooperation to the Buyer in order to afford the Buyer the right to receive payment under any insurance policies of any of the Sellers covering the Business or the Acquired Assets prior to the Closing with respect to any claim or loss covered by such policies that relates to any of the Acquired Assets or constitutes an Assumed Liability. The Buyer shall promptly notify the Sellers of the basis and amount of any such insurance claim. This Section 10.5 shall not require any of the Sellers to convert any “claims made” policy to an “occurrence based” policy and shall not obligate the Sellers to maintain any insurance policy in effect such that it covers claims made or events occurring after the Closing.
     10.6 Name Change. At or prior to the Closing, each of Memcorp and Memcorp Asia shall change its name to a name not containing the word “Memcorp” and no Seller shall use the word “Memcorp” in a commercial manner following the Closing. At the request of the Buyer, the Sellers shall take such actions as may be necessary or appropriate to permit the Buyer to qualify as a foreign or domestic entity to do business under the name set forth above and under any similar names in any state in which the Business is currently conducted.
     10.7 Restrictive Covenants Not Applicable to Smiths. For the avoidance of doubt, the provisions of Sections 10.1, 10.2, 10.3 shall not be binding upon or applicable to any of Barry Smith, Jason Smith or Sean Smith, individually, each of whom will be subject to only those provisions, if any, that are set forth in the separate Noncompete Agreements executed by the Buyer on the one hand and Barry Smith, Jason Smith or Sean Smith, as the case may be, on the other hand.

     10.8 Letter of Credit.
     (a) The Buyer shall provide the Sellers at Closing, and will maintain until the Unrestricted Note is fully paid, a Qualified Letter of Credit. For purposes of this Agreement, a “Qualified Letter of Credit” means an irrevocable letter of credit substantially in the form of Exhibit I, issued by Bank of America, N.A. or, with respect to a Replacement Letter of Credit, any other bank or financial institution reasonably acceptable to Sellers, in a stated amount of not less than the outstanding principal amount of the Sellers’ Unrestricted Note and quarterly interest on such amount at the rate of 6% per annum. The stated amount of the Qualified Letter of Credit shall reduce automatically 30 days after each quarterly principal payment date on the Unrestricted Note by the amount of principal to be paid on such quarterly payment date and corresponding interest.
     (b) The initial Qualified Letter of Credit will expire one year after the Closing Date, but provide for automatic one-year renewals unless the issuer of the Qualified Letter of Credit provides the Sellers with at least 45 days’ notice that the expiration date will not be extended. If such a notice of non-extension is provided, the Sellers may draw on the full available amount of the Qualified Letter of Credit, unless the Buyer provides to Sellers a replacement letter of credit (a “Replacement Letter of Credit”) substantially in the same form as the existing Qualified Letter of Credit, and issued by a bank or financial institution reasonably acceptable to Sellers, no later than 15 days prior to the then current expiration date of the Qualified Letter of Credit.
     (c) The Sellers agree that prior to making any drawing on the Qualified Letter of Credit it will provide the Buyer not less than 3 Business Days’ written notice of its intent to draw on the Letter of Credit; provided, however, that no such notice to the Buyer need be given if (i) the Buyer shall (A) apply for or consent to the appointment of a receiver, trustee or liquidator of any of its properties or assets, (B) admit in writing its inability to pay its debts as they mature, (C) make a general assignment for the benefit of creditors, (D) be adjudicated a bankrupt or insolvent, or (E) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law; or (ii) an order, judgment or decree shall be entered, without the application, approval or consent of the Buyer, by any court of competent jurisdiction, approving a petition seeking the reorganization or liquidation of the Buyer or of all or a substantial part of the properties or assets of the Buyer, or appointing a receiver, trustee or liquidator of the Buyer.

ARTICLE XI
DEFINITIONS
     For purposes of this Agreement, each of the following terms shall have the meaning set forth below.
     “Acquired Assets” shall have the meaning set forth in Section 1.1.(a).
     “Acquisition Proposal” shall have the meaning set forth in Section 4.4(a).
     “Affiliate” shall mean, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.
     “Affiliated Group” shall mean a group of corporations with which any of the Sellers has filed (or was required to file) consolidated, combined, unitary or similar Tax Returns.
     “Affiliated Period” shall mean any period in which any of the Sellers was a member of an Affiliated Group.
     “Agreed Amount” shall mean part, but not all, of the Claimed Amount.
     “Agreement” shall have the meaning set forth in the first paragraph of this Agreement.
     “Ancillary Agreements” shall mean the agreements and instruments referred to in clauses (iii) through (xvi) in Section 1.5(b) of this Agreement.
     “Assigned Contracts” shall have the meaning set forth in Section 1.1(a)(iii).
     “Assumed Liabilities” shall have the meaning set forth in Section 1.1(c).
     “Balance Sheet Date” shall mean December 31, 2006.
     “Business Benefit Plans” shall mean any Employee Benefit Plan maintained, or contributed to, by any Seller, or any ERISA Affiliate for the benefit of Business Employees (and their beneficiaries) that are material to the Business.
     “Business Day” shall mean any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in New York, New York are permitted or required by law, executive order or governmental decree to remain closed.
     “Business Employees” shall mean all employees of the Sellers engaged in or associated with the Business.
     “Business Intellectual Property” shall mean all of the following that are used in or related to the Business:

     (a) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, reexamination, utility model, certificate of invention and design patents, registrations and applications for registrations;
     (b) trademarks, service marks, trade dress, Internet domain names, logos, trade names and corporate names and registrations and applications for registration thereof;
     (c) copyrights and registrations and applications for registration thereof, including, without limitation, copyrights in computer software and claims of protection in mask works;
     (d) inventions, trade secrets and confidential business information, whether patentable or nonpatentable and whether or not reduced to practice, know-how, manufacturing and product processes and techniques, research and development information, and to the extent assignable or transferable, other proprietary rights relating to any of the foregoing.
     “Business Material Adverse Effect” shall mean any change, effect or circumstance that (a) is, or could reasonably be expected to be, materially adverse to the business, financial condition, prospects or results of operations of the Business as a whole, provided, however, that any such change or effect resulting from (i) any change in economic conditions generally or in the industry in which any Seller or its Affiliates operate, (ii) any change in law, rule or regulation or GAAP or interpretations thereof applicable to the any Seller or its Affiliates, (iii) any change in the financial condition or results of operation of the Sellers from the transaction that is the subject of this Agreement or any announcement of the execution of this Agreement, and (iv) any actions to be taken pursuant to, or in connection with, this Agreement or any Ancillary Agreement, shall not be considered when determining whether a Business Material Adverse Effect has occurred, or (b) impairs, or could reasonably be expected to impair, the ability of the Sellers to consummate the transactions contemplated by this Agreement.
     “Business Products” shall mean products or services produced, sold or provided by the Business.
     “Business Trade Secrets” means trade secrets owned or purported to be owned or used or held for use by the Sellers, in each case used in or related to the Business.
     “Buyer” shall have the meaning set forth in the first paragraph of this Agreement.
     “Buyer Basket” shall have the meaning set forth in Section 6.6(a).
     “Buyer Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to an action, suit or proceeding involving, or a judgment, order, decree, stipulation or injection against, the Buyer) of Section 5.2 is satisfied.
     “Buyer Material Adverse Effect” shall mean a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement.

     “Buyer Notes” shall have the meaning set forth in Section 1.2(a)(ii).
     “Claim Notice” shall mean a written notice which contains (i) a description and the Claimed Amount of any Damages incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VI and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.
     “Claimed Amount” shall mean the amount of any Damages claimed by an Indemnified Party.
     “Closing Cash” shall have the meaning set forth in Section 1.2(a)(i).
     “Closing” shall mean the closing of the transactions contemplated by this Agreement.
     “Closing Date” shall mean such mutually agreeable date as soon as practicable (but in no event more than three Business Days) after the first date on which the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery of any documents to be delivered at the Closing by any of the Parties, it being understood that the occurrence of the Closing shall remain subject to the delivery of such documents) have been satisfied or waived.
     “Code” shall mean the Internal Revenue Code of 1986, as amended.
     “Confidentiality Agreement” shall mean the Mutual Non-Disclosure Agreement dated February 2, 2007 between Hopper and Buyer.
     “Contingent Workers” shall mean the independent contractors, consultants, temporary employees, leased employees or other servants or agents rendering services to the Business and classified by the applicable Seller as other than Business Employees or compensated other than through wages paid by the applicable Seller through its payroll department and reported on a form W-2.
     “Current FOB Factory Cost” shall mean the current cost that the Seller is currently paying the factory to purchase the Product.
     “Customers and Distributors” shall have the meaning set forth in Section 2.25.
     “Damages” shall mean any and all liabilities, monetary damages (excluding any punitive, unforeseen, indirect or other consequential damages), fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation).
     “Deferred Consent” shall mean an agreement to assign or transfer any contract, lease, authorization, license or Permit, or any claim, right or benefit arising thereunder or resulting therefrom, if an attempted assignment or transfer thereof, without the consent of a third party thereto or of the issuing Governmental Entity, as the case may be, would constitute a breach thereof.

     “Deferred Item” shall mean the contract, lease, authorization, license or Permit to which Deferred Consent relates.
     “Designated Contract” shall mean each contract and agreement listed or described in Section 2.11(a) of the Disclosure Schedule.
     “Disclosure Schedule” shall mean the disclosure schedule provided by the Sellers to, and accepted by, the Buyer on the date hereof.
     “Earnout Amount” shall have the meaning set forth in Section 1.3.
     “Earnout Period” shall have the meaning set forth in Section 1.3.
     “Employee Benefit Plan” shall mean (a) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) other than a Multiemployer Plan, (b) any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and (c) to the extent applicable to more than one employee, any other written or oral plan, agreement or arrangement involving compensation, including without limitation insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, or fringe benefits, including any and all applicable plans maintained outside the United States.
     “Environment” shall mean any surface water, ground water, drinking water supply, land surface or subsurface strata, or ambient air.
     “Environmental Law” shall mean any foreign, federal, state, provincial, or municipal statute, rule or regulation as in effect on the Closing Date relating to the protection of the Environment or occupational health and safety, including, without limitation, any statute or regulation pertaining to (a) the presence, manufacture, processing, use, treatment, storage, disposal, transportation, handling or generation of Materials of Environmental Concern; (b) air, water and noise pollution; (c) groundwater and soil contamination; or (d) the Release or threatened Release of Materials of Environmental Concern to the Environment.
     “Environmental Matters” shall mean any legal obligation or liability arising under Environmental Law.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” shall mean any entity which is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes any Seller.
     “Excluded Liabilities” shall have the meaning set forth in Section 1.1(d).

     “Final Determination” shall mean either (a) a final non-appealable order of a court of competent jurisdiction determining the amount of Damages that the Indemnifying Party is required to pay to the Indemnified Party or (b) a settlement agreement executed by the Buyer and the Sellers determining the amount of Damages that the Indemnifying Party is required to pay the Indemnified Party.
     “Financial Statements” shall mean the unaudited consolidated balance sheets and consolidated statements of operations and cash flows of the Business as of and for the fiscal year ended December 31, 2006 prepared in accordance with GAAP.
     “GAAP” shall mean United States generally accepted accounting principles.
     “Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.
     “Governmental Filings” shall mean all registrations, filings and notices with or to Governmental Entities.
     “Gross Margin” shall have the meaning set forth in Section 1.3(a)(ii).
     “Hart-Scott-Rodino Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “HK Leased Property” means that certain property located at Suites 704-6, World Commerce Centre, Harbour City, Kowloon.
     “Hopper” shall have the meaning set forth in the first paragraph of this Agreement.
     “Immigration Authorities” shall have the meaning set forth in Section 2.14(c).
     “Income Taxes” shall mean any taxes imposed upon or measured by net income.
     “Indemnified Party” shall mean the party entitled to indemnification under Article VI of this Agreement.
     “Indemnifying Party” shall mean the party from whom indemnification is sought by the Indemnified Party.
     “Information” shall mean all non-privileged records, books, contracts, instruments, documents, correspondence, computer data and other data and information relating to the Business.
     “Intercompany Assets” shall mean all accounts receivable of the Business between or among one or more Sellers or their Affiliates.
     “Intercompany Liabilities” shall mean all accounts payable, liabilities and other obligations of the Business between or among one or more Sellers or their respective Affiliates.
     “Inventory” shall have the meaning set forth in Section 1.1(a)(i).

     “Inventory Amount” shall have the meaning set forth in Section 1.2(a)(iii).
     “IRS” shall mean the United States Internal Revenue Service.
     “Landed Cost Basis” means the lesser of (i) the actual cost of the product plus any duty, royalty, Taxes and inbound freight, or (ii) the book value of the product as adjusted by the Sellers.
     “Landed Fair Market Value” means the current product cost of an equivalent product plus any duty, royalty, Taxes and inbound freight. If a product has inventory levels in excess of 60 days-of-supply (DOS), the inventory level beyond 60 DOS will be adjusted based on forecasted market price erosion.
     “Leased Real Property” shall mean all real property leased prior to the date hereof by a Seller in connection with the Business.
     “Materials of Environmental Concern” shall mean any hazardous substance, pollutant or contaminant, as those terms are defined under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, solid waste and hazardous waste, as those terms are defined in the Federal Resource Conservation and Recovery Act (as in effect on the date of this Agreement) and oil, petroleum and petroleum products.
     “Memcorp” shall have the meaning set forth in the first paragraph of this Agreement.
     “Memcorp Asia” shall have the meaning set forth in the first paragraph of this Agreement.
     “Most Recent Balance Sheet” shall mean the unaudited consolidated balance sheet of the Business as of the Balance Sheet Date.
     “Multiemployer Plan” shall mean a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).
     “Offset Notes” shall have the meaning set forth in Section 1.2(a)(ii).
     “Outside Date” shall have the meaning set forth in Section 8.1(b).
     “Parties” shall mean the Sellers and the Buyer collectively.
     “Permits” shall mean all permits, clearances, approvals, licenses, franchises or authorizations from any Governmental Entity relating to the development, use, maintenance or occupation of the HK Leased Property, the manufacturing, sale, distribution, advertising or promotion of the products of the Business, or any operations of the Business.
     “Person” shall mean an individual, partnership, limited liability company, corporation, joint venture or other entity.
     “Personal Property” shall have the meaning set forth in Section 1.1(a)(ii).

     “Pre-Closing Tax Period” shall have the meaning set forth in Section 7.2.
     “Products” shall have the meaning set forth in Section 1.3(a)(i).
     “Purchase Price” shall have the meaning set forth in Section 1.2(a).
     “Qualified Letter of Credit” shall have the meaning set forth in Section 10.8(a).
     “Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the Environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Materials of Environmental Concern).
     “Replacement Letter of Credit” shall have the meaning set forth in Section 10.8(b).
     “Returned Product” shall have the meaning set forth in Section 1.1(e)(i).
     “Return to Vendor Product” shall mean those Products for which the Sellers have an agreement with the factory allowing Products to be returned to the factory.
     “Sales Force” shall mean the field sales force of the Business.
     “Sales Taxes” shall mean all sales, use, goods and services, value added and similar Taxes.
     “Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (a) mechanic’s, materialmen’s, landlord’s and similar liens, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (c) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (d) liens for Taxes not yet due and payable, (e) liens for Taxes which are being contested in good faith and by appropriate proceedings, (f) liens relating to capitalized lease financings or purchase money financings that have been entered into in the ordinary course of business, and (g) liens arising solely by action of the Buyer.
     “Seller” shall have the meaning set forth in the first paragraph of this Agreement.
     “Sellers” shall have the meaning set forth in the first paragraph of this Agreement.
     “Sellers’ Basket” shall have the meaning set forth in Section 6.5(a).
     “Seller Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to an action, suit or proceeding involving, or a judgment, order, decree, stipulation or injunction against, any Seller) of Section 5.1 is satisfied.
     “Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

     “Suppliers” shall have the meaning set forth in Section 2.25.
     “Tax Audit” shall mean any audit or examination of Taxes or other similar proceeding by any Taxing Authority.
     “Taxes” shall mean all taxes, including without limitation income, gross receipts, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, social security charges and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.
     “Taxing Authority” shall mean any applicable Governmental Entity responsible for the imposition of Taxes.
     “Tax Returns” shall mean all reports, returns, declarations, statements, forms or other information required to be supplied to a Taxing Authority in connection with Taxes.
     “Third Party Consents” shall mean all waivers, permits, consents, approvals or other authorizations from Governmental Entities, shareholders and other third parties which are set forth on Schedule 5.1(h).
     “Third Party Rights” shall mean the rights of any other party under any patent, trademark, service mark, copyright, trade secret, confidential information or other intellectual property.
     “Transferred Employees” shall mean all Business Employees who accept offers of employment from the Buyer and who are employed by the Buyer immediately following the Closing.
     “Treasury Regulations” shall mean any applicable regulations issued by the United States Department of the Treasury interpreting the Code.
     “Unrestricted Notes” shall have the meaning set forth in Section 1.2(a)(ii).
     “Warranty Obligations” shall mean all liabilities and obligations arising out of or relating to the repair, rework, replacement or return of, or any claim for breach of warranty in respect of or refund of the purchase price of, any Business Products.
     “Work Permit” has the meaning set forth in Section 2.14(c).
ARTICLE XII
MISCELLANEOUS
     12.1 Press Releases and Announcements. From the date of execution of this Agreement until the Closing, no Party shall issue any press release (or make any other public announcement) related to this Agreement or the transactions contemplated hereby without prior written approval of the other Parties hereto, except as may be necessary, in the opinion of counsel to the Party seeking to make disclosure, to comply with the requirements of this Agreement or applicable law or any applicable rules of any securities market or exchange. The parties shall use their commercially reasonable efforts to coordinate their respective announcements and communications with employees, customers and suppliers of each of them.
     12.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns and, to the extent specified herein, their respective Affiliates.
     12.3 Intentionally Omitted.
     12.4 Entire Agreement. This Agreement (including the documents referred to herein) and the Confidentiality Agreement constitute the entire agreement among the Buyer, on the one hand, and the Sellers, on the other hand with respect to the subject matter herein. This Agreement supersedes any prior agreements or understandings among the Buyer, on the one hand, and the Sellers, on the other hand, including without limitation the Summary of Proposed Terms and Conditions for the Sale and Purchase of Certain Assets of Hopper Radio of Florida, Inc., Memcorp, Inc., and Memcorp Asia Limited, and any representations or statements made by or on behalf of any Seller or any of their respective Affiliates to the Buyer, whether written or oral, with respect to the subject matter hereof, other than the Confidentiality Agreement, and the Parties specifically disclaim reliance on any such prior representations or statements to the extend not embodied in this Agreement. The Confidentiality Agreement, insofar as it covers Information relating exclusively or primarily to the Business, shall terminate effective as of the Closing, but shall remain in effect insofar as it covers other Information disclosed thereunder.
     12.5 Succession and Assignment. The Buyer may assign to an Affiliate of the Buyer this Agreement, or any portion hereof, and any or all of Buyer’s rights, interests and obligations hereunder without the prior written approval of Hopper or any other Seller provided that Buyer remains liable for its obligations hereunder. None of the Sellers may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the Buyer, which written approval shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, this Agreement, and all rights, interests and obligations hereunder, may be assigned, without such consent, to any entity that acquires all or substantially all of a Party’s business or assets. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

     12.6 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one Business Day after it is sent for next Business Day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Buyer:	Copies to:

Imation Corp.	Dorsey & Whitney LLP
1 Imation Place	Suite 1500
Oakdale, MN 55128	50 South Sixth Street
Attn: General Counsel	Minneapolis, MN 55402-1498
Facsimile: (651) 704-4412	Attention: Robert Kuhns
Facsimile: (612) 340-2868

If to any Seller:	Copies to:

Hopper Radio of Florida, Inc.	Greenberg Traurig, P.A.
3200 Meridian Parkway	401 East Las Olas Boulevard
Weston, FL 33331-3502	Suite 2000
Attn: Barry Smith	Fort Lauderdale, FL 33301
Facsimile: (954) 660-7170	Attention: Bruce I. March
Facsimile: (954) 765-1477
Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, facsimile, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
     12.7 Amendments and Waivers. The Parties may mutually amend or waive any provision of this Agreement at any time. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
     12.8 Severability. Subject to the provisions of Section 10.3(c), any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the body making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.
     12.9 Expenses. Except as otherwise specifically provided to the contrary in this Agreement, each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.
     12.10 Specific Performance. Each Party acknowledges and agrees that the other Party or Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that the other Party or Parties may be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter.
     12.11 Governing Law. This Agreement and any disputes hereunder shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York.
     12.12 Submission to Jurisdiction. Each Party (a) submits to the exclusive jurisdiction of any state or federal court sitting in New York City, State of New York in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 12.6. Nothing in this Section 12.12 however, shall affect the right of any Party to serve such summons, complaint or initial pleading in any other manner permitted by law.
     12.13 Construction.
     (a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.
     (b) Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

     (c) The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
     (d) Any reference herein to an Article, section or clause shall be deemed to refer to an Article, section or clause of this Agreement, unless the context clearly indicates otherwise.
     12.14 WAIVER OF JURY TRIAL. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
     12.15 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.
     12.16 Counterparts and Facsimile Signature. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.
     12.17 No Additional Representations; DISCLAIMER. The Buyer acknowledges that neither the Sellers nor any other Person has made or makes any representation or warranty express or implied, as to the accuracy or completeness of any information regarding the Sellers, the Business or the Acquired Assets except as expressly set forth in this Agreement, and the Buyer further agrees that neither the Sellers nor any other Person will have or be subject to any liability to the Buyer or any other Person resulting from the distribution to the Buyer, or the Buyer’s use of, any such information, including, without limitation, any information, document or material made available to the Buyer and its representatives in the “data room”, management presentations or any other form in expectation of the transactions contemplated by this Agreement. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE II, THE SELLERS MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE SELLERS, THE BUSINESS OR ANY OF THE ACQUIRED ASSETS OR ASSUMED LIABILITIES OR OPERATIONS OF THE SELLERS, AND THE SELLERS EXPRESSLY DISCLAIM ANY SUCH REPRESENTATION OR WARRANTY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE II, THE BUYER AGREES THAT IT IS PURCHASING THE ACQUIRED ASSETS ON AN “AS IS” AND “WHERE IS” BASIS.
     12.18 DISCLAIMER Regarding Estimates and Projections. In connection with the Buyer’s investigation of the Sellers, the Buyer has received from or on behalf of the Sellers certain estimates, forecasts, plans and financial projections. The Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, forecasts, plans and financial projections, that the Buyer is familiar with such uncertainties, that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, forecasts, plans and financial projections so furnished to it (including the reasonableness of the assumptions underlying such estimates, forecasts, plans and financial projections), and that the Buyer shall have no claim against the Sellers or any other Person with respect thereto. Accordingly, the Sellers make no representation or warranty (AND EXPRESSLY DISCLAIM ANY SUCH REPRESENTATION OR WARRANTY) with respect to such estimates, forecasts, plans and financial projections (including any such underlying assumptions).
[Remainder of this page remains blank; signature page follows]

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.
SELLERS:
HOPPER RADIO OF FLORIDA, INC.
By: /s/ Barry Smith

Name: Barry Smith
Title: President
MEMCORP, INC.
By: /s/ Barry Smith

Name: Barry Smith
Title: President
MEMCORP ASIA LIMITED
By: /s/ Barry Smith

Name: Barry Smith
Title: President
BUYER:
IMATION CORP.
By: /s/ Frank Russomanno

Name: Frank Russomanno
Title: President and Chief Executive Officer
[Signature page to Asset Purchase Agreement]

Exhibit A
This Note was originally issued on                     , 2007 and has not been registered under the Securities Act of 1933, as amended. The transfer of this Note is subject to certain restrictions set forth in the Asset Purchase Agreement dated as of May 7, 2007 (the “Purchase Agreement”) between the issuer of this Note and the person to whom this Note originally was issued. The issuer of this Note will furnish a copy of these provisions to the holder of this Note without charge upon written request.
PROMISSORY NOTE

$[30,000,000.00]	[ ], 2007
     FOR VALUE RECEIVED, the undersigned, Imation Corp., a corporation organized under the laws of the State of Delaware (“Maker”), promises to pay to the order of [Hopper Radio of Florida, Inc., a Florida corporation (“Hopper”)], at [                                         ,] in lawful money of the United States, or at such other address as the holder hereof may from time to time designate in writing, the principal amount of [THIRTY MILLION AND 00/100 DOLLARS ($30,000,000.00)], together with simple interest on the outstanding principal balance of the Note, payable in accordance with the provisions of this Note.
     This Note matures on [ ], 2010 (the “Maturity Date”). The principal amount shall be paid in cash to Hopper in equal quarterly instalments on the first day of ___, ___, ___ and                      of each year (each, a “Payment Date”). On each Payment Date, the Maker will also pay in cash to Hopper all accrued interest; provided, that if a Payment Date is a Saturday, a Sunday, a legal holiday or a day on which banking institutions in the State of New York are not required to be open (a “Legal Holiday”), then payment may be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue in the intervening period. Any remaining outstanding principal and accrued and unpaid interest of this Note shall be repaid on the Maturity Date.
     Interest on the unpaid principal balance of this Note shall accrue from the date hereof at a per annum rate equal to six percent (6%). The Maker also shall pay interest on any overdue payment of principal from the due date thereof until paid at an interest rate per annum equal at all times to two percent (2%) per annum in excess of the interest rate set forth above, which interest shall be payable upon demand. Interest shall accrue on the basis of actual days elapsed in a year consisting of 360 days. No provision of this Note shall require the payment or permit the collection of interest in excess of the rate permitted by applicable law.
     The principal amount hereof, together with accrued, unpaid interest hereon, may be prepaid by Maker at any time and from time to time.
     Both principal and interest are payable in lawful money of the United States of America in immediately available funds.

     The Maker warrants and represents to Hopper that (a) it is a corporation duly incorporated and in good standing under the laws of its state of incorporation, (b) the execution and delivery of this Note, and the performance by the Maker of its obligations hereunder are within the Maker’s corporate powers and have been duly authorized by all necessary corporate action on the Maker’s part, and (c) this Note is the Maker’s legal, valid and binding obligation, enforceable in accordance with its terms, the making and performance of which do not and will not contravene or conflict with the Maker’s certificate of incorporation or bylaws or violate or constitute a default under any law, any presently existing requirement or restriction imposed by judicial, arbitral or other governmental instrumentality or any agreement, instrument or indenture by which the Maker is bound.
     This Note is [one of] the “Unrestricted Notes” described in that certain Asset Purchase Agreement, dated May 7, 2007, by and among Maker, Hopper, Memcorp, Inc. and Memcorp Asia Limited.
     If any one or more of the following events (“Events of Default”) shall occur, then, in any such event, the holder hereof may, at its option, declare this Note to be immediately due and payable, together with all unpaid interest accrued hereon, without further notice or demand, presentment, or protest (all of which are hereby expressly waived), anything contained herein to the contrary notwithstanding but in the case of any of the occurrence of any of events described in paragraphs (d) or (e) below, this Note shall become automatically due and payable, including unpaid interest accrued hereon, without notice or demand:
     (a) The Maker shall default in the due and punctual payment of any installment on this Note when the same shall become due and payable, and such default is not cured by the Maker within three (3) Business Days thereof and Hopper makes a drawing on the letter of credit attached hereto which is dishonored by the issuer thereof;
     (b) Any representation or warranty made by the Maker under this Note shall prove to have been incorrect in any material respect when made;
     (c) Default in the due observance or performance of any covenant, condition or agreement on the part of the Maker to be observed or performed pursuant to the terms of this Note and such default is not cured within thirty (30) days after written notice thereof or failure to maintain the letter of credit pursuant to Section 10.8 of the Purchase Agreement;
     (d) The Maker shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator of any of its properties or assets, (ii) admit in writing its inability to pay its debts as they mature, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent, or (v) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law; or
     (e) An order, judgment or decree shall be entered, without the application, approval or consent of the Maker, by any court of competent jurisdiction, approving a petition seeking the reorganization or liquidation of the Maker or of all or a substantial part of the properties or assets of the Maker, or appointing a receiver, trustee or liquidator of the Maker, and such order, judgment or decree shall continue unstayed and in effect for any period of ten days.
     Payment of the indebtedness hereunder is further provided for by an irrevocable letter of credit attached hereto as Exhibit 1 (the “Letter of Credit”). Any drawing on the Letter of Credit in accordance with the Purchase Agreement shall be deemed a waiver and cure of only that Event of Default under paragraph (a) above to which it relates and shall not be deemed a waiver of any other Event of Default.
     Hopper may waive an existing Event of Default and its consequences, so long as such waiver is in writing, duly executed, and specified the remedies waived. When an Event of Default is waived in writing, it is cured and ceases.
     No failure or delay on the part of the holder of this Note in exercising any power or right under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof of the exercise of any other power or right. No notice to or demand on the Maker in any case shall entitle the Maker to any notice or demand in similar or other circumstances.
     In the event it should become necessary to employ counsel to protect, collect or enforce this Note, the Maker agrees to pay (to the extent permitted by applicable law) costs and reasonable attorneys’ fees incurred by Hopper in collecting or enforcing payment thereof.
     The Maker hereby covenants and agrees that the Maker will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of Hopper of this Note.
     The sums due under this Note shall not be subject to offset, deduction, or claims in the nature thereof which Maker may have against Hopper. Maker hereby waives any such claim of offset, deduction, or any claim in the nature thereof.
     This Note may be amended or supplemented only with the prior written consent of the holder of this Note. This Note may not be assigned or transferred without the prior written consent of the Maker.

     This Note shall be governed by and construed in accordance with the internal laws of the State of New York (without giving effect to the conflicts of laws principles thereof). The Maker hereby submits itself to the jurisdiction of the courts of the State of New York and the Federal courts of the United States located in such state in respect of all actions arising out of or in connection with the interpretation or enforcement of this Note, waives any argument that venue in such forums is not convenient and agrees that any actions initiated by the Maker shall be venued in such forums.

IMATION CORP.

By
Its

Exhibit B
The payment of principal and interest on this Note is subject to certain recoupment provisions set forth in an Asset Purchase Agreement dated as of May 7, 2007 (the “Purchase Agreement”) between the issuer of this Note and the person to whom this Note originally was issued. This Note was originally issued on                     , 2007 and has not been registered under the Securities Act of 1933, as amended. The transfer of this Note is subject to certain restrictions set forth in the Purchase Agreement. The issuer of this Note will furnish a copy of these provisions to the holder of this Note without charge upon written request.
PROMISSORY NOTE

$[7,500,000.00]	[ ], 2007
     FOR VALUE RECEIVED, the undersigned, Imation Corp., a corporation organized under the laws of the State of Delaware (“Maker”), promises to pay to the order of [Hopper Radio of Florida, Inc., a Florida corporation (“Hopper”)], at [                    ,] in lawful money of the United States, or at such other address as the holder hereof may from time to time designate in writing, the principal amount of [SEVEN MILLION FIVE HUNDRED THOUSAND AND 00/100 DOLLARS ($7,500,000.00)], together with simple interest on the outstanding principal balance of the Note, payable in accordance with the provisions of this Note.
     This Note matures on [ ], 200[8] (the “Maturity Date”). The principal amount shall be paid in cash to Hopper in full on the Maturity Date, together with all accrued and unpaid interest; provided, that if the Maturity Date is a Saturday, a Sunday, a legal holiday or a day on which banking institutions in the State of New York are not required to be open (a “Legal Holiday”), then payment may be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue in the intervening period. Notwithstanding the foregoing, if, as of the Maturity Date, the outstanding claims of the Hong Kong Inland Revenue Service resulting from the audit of Memcorp Asia Limited for tax years 2003, 2004 and 2005 have not been fully and finally resolved with no further obligation therefor of [the Sellers and their affiliates], then $3,750,000 of the principal amount shall not be paid to Hopper at the Maturity Date but shall be paid to Hopper on the earlier of (i) five Business Days after the Maker receives written evidence that such claim has been fully and finally resolved with no further obligation therefor or (ii)                     , 2010. Additionally, if, prior to the Maturity Date, the Maker receives written evidence that the outstanding claims of the Hong Kong Inland Revenue Service resulting from the audit of Memcorp Asia Limited for tax years 2003, 2004 and 2005 have been fully and finally resolved with no further obligation therefor, then $3,750,000 of the principal amount shall be paid to Hopper within five Business Days after receipt of such written evidence, and the remaining $3,750,000 of principal amount shall be paid in cash to Hopper on the Maturity Date, together with all accrued and unpaid interest.
     Interest on the unpaid principal balance of this Note shall accrue from the date hereof at a per annum rate equal to six percent (6%). The Maker also shall pay interest on any overdue payment of principal from the due date thereof until paid at an interest rate per annum equal at all times to two percent (2%) per annum in excess of the interest rate set forth above, which interest shall be payable upon demand. Interest shall accrue on the basis of actual days elapsed in a year consisting of 360 days. No provision of this Note shall require the payment or permit the collection of interest in excess of the rate permitted by applicable law.
     The principal amount hereof, together with accrued, unpaid interest hereon, may be prepaid by Maker at any time and from time to time.
     Both principal and interest are payable in lawful money of the United States of America in immediately available funds.
     The Maker warrants and represents to Hopper that (a) it is a corporation duly incorporated and in good standing under the laws of its state of incorporation, (b) the execution and delivery of this Note, and the performance by the Maker of its obligations hereunder are within the Maker’s corporate powers and have been duly authorized by all necessary corporate action on the Maker’s part, and (c) this Note is the Maker’s legal, valid and binding obligation, enforceable in accordance with its terms, the making and performance of which do not and will not contravene or conflict with the Maker’s certificate of incorporation or bylaws or violate or constitute a default under any law, any presently existing requirement or restriction imposed by judicial, arbitral or other governmental instrumentality or any agreement, instrument or indenture by which the Maker is bound.
     This Note is [one of] the “Offset Notes” described in that certain Asset Purchase Agreement, dated May 7, 2007, by and among Maker, Hopper, Memcorp, Inc. and Memcorp Asia Limited.
     If any one or more of the following events (“Events of Default”) shall occur, then, in any such event, the holder hereof may, at its option, declare this Note to be immediately due and payable, together with all unpaid interest accrued hereon, without further notice or demand, presentment, or protest (all of which are hereby expressly waived), anything contained herein to the contrary notwithstanding but in the case of any of the occurrence of any of events described in paragraphs (d) or (e) below, this Note shall become automatically due and payable, including unpaid interest accrued hereon, without notice or demand:
     (a) The Maker shall default in the due and punctual payment of any installment on this Note when the same shall become due and payable and such default is not cured by the Maker within three (3) Business Days thereof;
     (b) Any representation or warranty made by the Maker under this Note shall prove to have been incorrect in any material respect when made;

     (c) Default in the due observance or performance of any covenant, condition or agreement on the part of the Maker to be observed or performed pursuant to the terms of this Note and such default is not cured within thirty (30) days after written notice thereof;
     (d) The Maker shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator of any of its properties or assets, (ii) admit in writing its inability to pay its debts as they mature, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent, or (v) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law; or
     (e) An order, judgment or decree shall be entered, without the application, approval or consent of the Maker, by any court of competent jurisdiction, approving a petition seeking the reorganization or liquidation of the Maker or of all or a substantial part of the properties or assets of the Maker, or appointing a receiver, trustee or liquidator of the Maker, and such order, judgment or decree shall continue unstayed and in effect for any period of ten days.
     Notwithstanding the foregoing, the payment of principal and interest on this Note is subject to certain recoupment provisions set forth in the Purchase Agreement, and any withholding of principal or interest payments by Maker pursuant to the Purchase Agreement shall not constitute an Event of Default with respect to the due and punctual payment of any installment on this Note when the same would otherwise be due and payable.
     Hopper may waive an existing Event of Default and its consequences, so long as such waiver is in writing, duly executed, and specified the remedies waived. When an Event of Default is waived in writing, it is cured and ceases.
     No failure or delay on the part of the holder of this Note in exercising any power or right under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof of the exercise of any other power or right. No notice to or demand on the Maker in any case shall entitle the Maker to any notice or demand in similar or other circumstances.
     In the event it should become necessary to employ counsel to protect, collect or enforce this Note, the Maker agrees to pay (to the extent permitted by applicable law) costs and reasonable attorneys’ fees incurred by Hopper in collecting or enforcing payment thereof.
     The Maker hereby covenants and agrees that the Maker will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of Hopper of this Note.
     This Note is unsecured.
     This Note may be amended or supplemented only with the prior written consent of the holder of this Note. This Note may not be assigned or transferred without the prior written consent of the Maker.
     This Note shall be governed by and construed in accordance with the internal laws of the State of New York (without giving effect to the conflicts of laws principles thereof). The Maker hereby submits itself to the jurisdiction of the courts of the State of New York and the Federal courts of the United States located in such state in respect of all actions arising out of or in connection with the interpretation or enforcement of this Note, waives any argument that venue in such forums is not convenient and agrees that any actions initiated by the Maker shall be venued in such forums.

IMATION CORP.

By
Its

Exhibit C
BILL OF SALE
     This Bill of Sale dated as of                     , 2007 is executed and delivered by Hopper Radio of Florida, Inc., a Florida corporation (“Hopper”), Memcorp, Inc., a Florida corporation (“Memcorp”), and Memcorp Asia Limited, a corporation organized under the laws of Hong Kong (“Memcorp Asia”) (Hopper, Memcorp and Memcorp Asia are each individually referred to herein as a “Seller” and are collectively referred to herein as the “Sellers”), to Imation Corp., a Delaware corporation (the “Buyer”). All terms used in this Bill of Sale and not otherwise defined herein shall have the respective meanings ascribed to them in the Asset Purchase Agreement dated as of May 7, 2007 among the Buyer and the Sellers (the “Agreement”).
     WHEREAS, pursuant to the Agreement, each Seller has agreed to sell, convey, assign, transfer and deliver to the Buyer, and the Buyer has agreed to purchase and acquire, all of such Seller’s right, title and interest in and to the Acquired Assets.
     NOW, THEREFORE, in consideration of the mutual promises set forth in the Agreement and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Sellers hereby agree as follows:
     1. Each Seller hereby sells, conveys, assigns, transfers and delivers to the Buyer, and its respective successors and assigns, all right, title and interest in, to and under all of the Acquired Assets, free and clear of all Security Interests.
     2. Each Seller, by its execution of this Bill of Sale, and Buyer, by its acceptance of this Bill of Sale, hereby acknowledges and agrees that neither the representations and warranties nor the rights, remedies or obligations of the Parties under the Agreement shall be deemed to be enlarged, diminished, modified or altered in any way by this instrument. This Bill of Sale is executed in accordance with the terms and conditions of the Agreement, and the terms of this Bill of Sale are subject to the terms and provisions of that Agreement.
     3. This Bill of Sale shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York.

C-1

     IN WITNESS WHEREOF, the Sellers and the Buyer have caused this Bill of Sale to be duly executed under seal as of and on the date first above written.

SELLERS:

HOPPER RADIO OF FLORIDA, INC.

By:

Name:

Title:

MEMCORP, INC.

By:

Name:

Title:

MEMCORP ASIA LIMITED

By:

Name:

Title:

ACCEPTED BY:
BUYER:
IMATION CORP.

By:
Name:
Title:
[Signature Page to Bill of Sale]

C-2

Exhibit D
TRADEMARK ASSIGNMENT
     For good and valuable consideration, the receipt of which is hereby acknowledged, Hopper Radio of Florida, Inc., a Florida corporation (“Hopper”), and Memcorp, Inc., a Florida corporation (“Memcorp”) (Hopper and Memcorp are each individually referred to herein as a “Transferor” and are collectively referred to herein as the “Transferors”), the owners of the trademark applications and/or registrations identified on Schedule A, including the goodwill of the business connected with the use of, and symbolized by, said marks, hereby assign to Imation Corp., a Delaware corporation having a place of business at 1 Imation Place, Oakdale, Minnesota 55128 (the “Buyer”), pursuant to the terms of that certain Asset Purchase Agreement dated as of May 7, 2007 among, inter alia, the Transferors and the Buyer, their entire right, title and interest in and to the trademark applications and/or registrations identified on Schedule A and the trademarks which are the subject thereof, including the goodwill of the business connected with the use of, and symbolized by, said marks, and the right to recover for past infringement of the trademarks. The Buyer hereby accepts said Assignment.

     Executed as of the ___ day of                     , 2007.

TRANSFERORS:

HOPPER RADIO OF FLORIDA, INC.

By:

Name:

Title:

State of Florida
County of
On this ___ day of ___, 2007, before me, the undersigned notary public, personally appeared                     , proved to me through satisfactory evidence of identification, which was                     , to be the person whose name is signed on the preceding document, and acknowledged to me that he signed it voluntarily for its stated purpose.

affix seal

Notary Public
My commission expires:

MEMCORP, INC.

By:

Name:

Title:

State of Florida
County of
On this ___ day of ___, 2007, before me, the undersigned notary public, personally appeared                     , proved to me through satisfactory evidence of identification, which was                     , to be the person whose name is signed on the preceding document, and acknowledged to me that he signed it voluntarily for its stated purpose.

affix seal

Notary Public
My commission expires:
[Signature Page to Trademark Assignment]

ACCEPTED:
IMATION CORP.

By:
Name:
Title:
State of Minnesota
County of Ramsey
On this ___ day of ___, 2007, before me, the undersigned notary public, personally appeared                     , proved to me through satisfactory evidence of identification, which was                      to be the person whose name is signed on the preceding document, and acknowledged to me that he signed it voluntarily for its stated purpose.

affix seal
Notary Public
My commission expires:
[Signature Page to Trademark Assignment]

Schedule A
Assignment of Trademarks
Trademark Applications

Mark	Country	Serial No.	Filing Date

Trademark Registrations

Mark	Country	Reg. No.	Reg. Date

to be completed by Sellers

Exhibit E
COPYRIGHT ASSIGNMENT
     For good and valuable consideration, the receipt of which is hereby acknowledged, Hopper Radio of Florida, Inc., a Florida corporation (“Hopper”), and Memcorp, Inc., a Florida corporation (“Memcorp”) (Hopper and Memcorp are each individually referred to herein as a “Transferor” and are collectively referred to herein as the “Transferors”), the owners of the trademark applications and/or registrations identified on Schedule A, including the goodwill of the business connected with the use of, and symbolized by, said marks, hereby assign to Imation Corp., a Delaware corporation having a place of business at 1 Imation Place, Oakdale, Minnesota 55128 (the “Buyer”), pursuant to the terms of that certain Asset Purchase Agreement dated as of May 7, 2007 among, inter alia, the Transferors and the Buyer, their entire right, title and interest in and to all said registered copyright applications and/or registrations identified on Schedule A, the copyrights that are the subject thereof and the right to recover for past infringement of such copyrights.

     Executed as of the ___ day of                     , 2007.

TRANSFERORS:

HOPPER RADIO OF FLORIDA, INC.

By:

Name:

Title:

State of Florida
County of
On this ___ day of ___, 2007, before me, the undersigned notary public, personally appeared                     , proved to me through satisfactory evidence of identification, which was                     , to be the person whose name is signed on the preceding document, and acknowledged to me that he signed it voluntarily for its stated purpose.

affix seal	Notary Public My commission expires:

MEMCORP, INC.

By:

Name:

Title:

State of Florida
County of
On this ___ day of ___, 2007, before me, the undersigned notary public, personally appeared                     , proved to me through satisfactory evidence of identification, which was                     , to be the person whose name is signed on the preceding document, and acknowledged to me that he signed it voluntarily for its stated purpose.

affix seal	Notary Public My commission expires:
[Signature Page to Copyright Assignment]

     ACCEPTED:
     IMATION CORP.

By:
Name:
Title:
     State of Minnesota
     County of Ramsey
On this ___ day of ___, 2007, before me, the undersigned notary public, personally appeared                     , proved to me through satisfactory evidence of identification, which was                     , to be the person whose name is signed on the preceding document, and acknowledged to me that he signed it voluntarily for its stated purpose.

affix seal	Notary Public My commission expires:
[Signature Page to Copyright Assignment]

Schedule A
Assignment of Copyright

Title	Regis. No.	Regis. Date

to be completed by Sellers

Exhibit F
INSTRUMENT OF ASSUMPTION OF LIABILITIES
     This Assumption Agreement dated as of                     , 2007, is made by Imation Corp., a Delaware corporation (the “Buyer”), in favor of Hopper Radio of Florida, Inc., a Florida corporation (“Hopper”), Memcorp, Inc., a Florida corporation (“Memcorp”), and Memcorp Asia Limited, a corporation organized under the laws of Hong Kong (“Memcorp Asia”) (Hopper, Memcorp and Memcorp Asia are each individually referred to herein as a “Seller” and are collectively referred to herein as the “Sellers”). All terms used in this Assumption Agreement and not otherwise defined herein shall have the respective meanings ascribed to them in the Asset Purchase Agreement dated as of May 7, 2007 among Buyer and the Sellers (the “Agreement”).
     WHEREAS, pursuant to the Agreement, the Buyer has agreed to assume the Assumed Liabilities.
     NOW, THEREFORE, in consideration of the mutual promises set forth in the Agreement and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Buyer hereby agrees as follows:
     1. The Buyer hereby assumes and agrees to pay, perform and discharge when due, the Assumed Liabilities.
     2. The Buyer does not hereby assume or agree to perform, pay or discharge, and the Sellers shall remain unconditionally liable for, any and all liabilities or obligations (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated, whether due or to become due, and whether claims with respect thereto are asserted before or after the Closing) of any Seller which are not Assumed Liabilities.
     3. Buyer, by its execution of this Assumption Agreement, and each Seller, by its acceptance of this Assumption Agreement, hereby acknowledges and agrees that neither the representations and warranties nor the rights, remedies or obligations of the Parties under the Agreement shall be deemed to be enlarged, diminished, modified or altered in any way by this instrument. This Assumption Agreement is executed in accordance with the terms and conditions of the Agreement, and the terms of this Assumption Agreement are subject to the terms and provisions of that Agreement.
     4. This Assumption Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York.
Remainder of Page Intentionally Left Blank.

F-1

     IN WITNESS WHEREOF, the Buyer and the Sellers have caused this Assumption Agreement to be duly executed under seal as of and on the date first above written.

BUYER:

IMATION CORP.

By:
Name:
Title:
ACCEPTED BY:
SELLERS:
HOPPER RADIO OF FLORIDA, INC.

By:
Name:
Title:

MEMCORP, INC.

By:
Name:
Title:

MEMCORP ASIA LIMITED

By:
Name:
Title:
[Signature Page to Assumption Agreement]

F-2

EXHIBIT G
MASTER CONSULTING SERVICES AGREEMENT NO:
This Master Consulting Services Agreement sets forth the terms and conditions between Imation Corp., its subsidiaries and affiliated companies (hereinafter “Imation”), and the person identified below (“Consultant”), concerning certain consulting services to be rendered to Imation, commencing on the Effective Date and for the term specified below.
Consultant Information:

Name:	Barry Smith [or an entity under Seller’s sole control – to be determined by closing]

Address:	3200 Meridian Parkway
Weston, FL 33331

Telephone:
Term: (check one and complete required information)

Effective Date:	Closing Date of Asset Purchase Agreement

Term:	Three (3) years from Effective Date.
Invoicing:
     Unless otherwise agreed in a Statement of Work, all invoices shall be sent to the following address:
Imation Corp.
Accounts Payable
P.O. Box 64742
St. Paul, MN 55164-0352
By signing below, Consultant acknowledges that it has read and understood, and will act in accordance with, all of the terms set forth in the attached document(s).

Barry Smith [or an entity under Seller’s sole control – to be determined by closing]

3200 Meridian Parkway

Weston, FL 33331

Authorized Signature

Printed Name	Title
Barry Smith

Imation Corp.

Address 1 Imation Place, Oakdale, MN 55128

Authorized Signature

Printed Name	Title

Approved by Imation Legal Affairs

1.	TERM; TERMINATION. The term of this Agreement is set forth on the cover page of this Master Consulting Services Agreement, subject to termination as described below. The Agreement may be renewed or extended thereafter upon mutual agreement.
A.	Either party may terminate this agreement for a material breach by the other party, provided that the other party receives thirty (30) days written notice of such breach and is given an opportunity to cure such breach.

B.	Imation may terminate this Agreement at any time if Consultant is unable to fulfil its obligations hereunder.

C.	Either party may terminate this Agreement for any reason or for no reason upon sixty (60) days written notice to the other party.

D.	The expiration or termination of this Agreement shall not relieve Consultant from, nor minimize, Consultant’s obligations to Imation with respect to CONFIDENTIAL INFORMATION, COPYRIGHTS and assignment of INVENTIONS, as set forth herein.

E.	Upon the expiration or termination of this Agreement, Consultant shall deliver to Imation the results of all work, whether completed or not, performed up to and including the date of termination.
2.	SERVICES. Consultant will render to Imation the services that shall be described in a document titled “Statement of Work.” Consultant shall perform only those services described in the Statement of Work. If additional services are requested by Imation or if the parties adjust the services previously agreed to, a new Statement of Work must be added to this Agreement, of the existing Statement of Work must be amended.

3.	COMPENSATION. For Consultant’s services rendered, Imation shall compensate Consultant as detailed in an attached Statement of Work.

4.	EXPENSES. Imation will reimburse Consultant for actual, reasonable, out-of-pocket expenses for which Consultant submits a request for reimbursement itemizing such expenses; however, travel expenses incurred by Consultant will be reimbursed ONLY if such travel is requested in writing by Imation and is booked through American Express Business Travel Service or such other travel agency or service as designated by Imation. Upon request, Imation will provide the necessary contact information. Request for reimbursement shall include copies of itemized bill and credit card receipts for transportation and hotel expenses. The daily meal rate shall be limited to the lesser of actual expenses or $45 per day; alcohol shall not be reimbursed. Unless otherwise agreed in writing, time spent by Consultant in getting to and from a place of consultation shall not be chargeable to Imation.

5.	INVOICES AND TERMS OF PAYMENT. Unless otherwise agreed in a Statement of Work, the following payment and invoice terms shall apply:
Payment terms are net 45 (forty-five) days from the receipt of invoice. Consultant shall provide Invoices to Imation on a quarterly basis and must be dated no earlier than performance of the relevant services. All invoices must include the Imation contract and purchase order numbers and shall include sufficient details to allow Imation to verify work performed (e.g., name of Consultant, number of hours worked, date of performance, description of work performed, detailed listing of out-of-pocket expenses). Payment of an invoice shall not constitute acceptance of services and shall be subject to adjustment for errors or defects in services or other failure of Consultant to meet the requirements of this Agreement. Consultant shall, if requested by Imation, submit supporting source documentation of all invoiced amounts.
6.	IMATION CONTACT. Consultant’s Imation contact under this Agreement will be the Imation employee identified in the applicable Statement of Work, or someone that employee designates.

7.	DRUG AND ALCOHOL POLICY. Consultant warrants that its employees and sub-contractors assigned to Imation shall not perform services under this Agreement while under the influence of drugs or alcohol, and that such employees and sub-contractors will not possess, consume, manufacture, distribute, sell or purchase illegal drugs on Imation property or while performing services under this Agreement.

8.	FIREARMS POLICY. The carrying or possession of handguns, other firearms, or explosives by any Company representative or employee while on Imation premises or while performing services for Imation is prohibited, regardless of whether the individual(s) is otherwise licensed. Any violation may result in immediate removal from the premises, termination of this Agreement, and other appropriate actions.

9.	INTENTIONALLY OMITTED.

10.	CONFIDENTIAL INFORMATION.
A.	DEFINITION: CONFIDENTIAL INFORMATION includes any and all information developed by Consultant as a result of Consultant’s work under or relating to this Agreement; and any other information relating to Imation’s processes and products including research, development, manufacturing, purchasing, accounting, engineering, selling, marketing, leasing, servicing, finance, and business systems and techniques; or similar information of a third party who has entrusted such information to Imation. All information which is treated by Imation as CONFIDENTIAL INFORMATION, or which Consultant has a reasonable basis to believe is CONFIDENTIAL INFORMATION, shall be presumed to be CONFIDENTIAL INFORMATION.

B.	EXCEPTIONS: The term CONFIDENTIAL INFORMATION shall not apply to information to the extent which:
(1)	Consultant can establish by documentation was known to Consultant prior to receipt thereof by Consultant from Imation; or

(2)	Is lawfully disclosed to Consultant by a third party without restriction on disclosure not deriving the same from Imation; or

(3)	Is presently part of the public domain or becomes part of the public domain through no fault of Consultant; or

(4)	Is independently developed by Consultant without using CONFIDENTIAL INFORMATION.
C.	DUTIES: Consultant agrees to receive CONFIDENTIAL INFORMATION and except as required in Consultant’s duties to Imation under this Agreement or pursuant to express written permission from Imation, Consultant will never use, disclose or publish any CONFIDENTIAL INFORMATION except for performing services under this Agreement or a subsequent agreement with Imation.

D.	Upon termination of this Agreement with Imation, Consultant shall immediately deliver to Imation all records and any compositions, articles, devices, and other items which disclose or embody CONFIDENTIAL INFORMATION including all copies or specimens thereof in Consultant’s possession, whether prepared or made by Consultant or others. Consultant’s obligations with respect to CONFIDENTIAL INFORMATION shall survive termination or expiration of this Agreement.
11.	INVENTIONS.
A.	DEFINITION: INVENTIONS include any and all discoveries, improvements, ideas and works of authorship (whether or not patentable or copyrightable) made by Consultant, either solely or jointly with others, relating to any work performed by Consultant for Imation under this Agreement or based on or derived from CONFIDENTIAL INFORMATION.

B.	With respect to INVENTIONS, as defined above, made during the period of this Agreement, Consultant shall
(1) Promptly and fully inform Imation in writing of such INVENTIONS;
(2) Assign, and hereby assigns, to Imation all of Consultant’s rights to such INVENTIONS, to applications for Letters Patent and/or Copyright Registrations and to Letters Patent and/or Copyright Registrations granted upon such INVENTIONS in the United States or in any country foreign thereto;
(3) Acknowledge and deliver promptly to Imation (without charge to Imation but at the expense of Imation) such written instruments and do such other acts as may be necessary, in the opinion of Imation, to obtain and maintain Letters Patent and/or Copyright Registrations and to vest the entire right and title thereto in Imation.
NOTICE: Imation acknowledges that Consultant will perform work and have investment activities outside of the scope of this Agreement (“Excluded Activities”). Paragraph 11.B. of this Agreement does not apply to any Excluded Activities or an INVENTION for which no equipment, supplies, facility, trade secret or CONFIDENTIAL INFORMATION of Imation was used and which was developed entirely on Consultant’s own time, and (1) which does not relate (a) directly to the business of Imation or (b) to Imation’s actual or demonstrably anticipated research or development, or (2) which does not result from any work performed by Consultant for Imation.
12.	CONSULTANT MATERIALS. In some cases, the performance of Consultant’s services may require that Consultant creates original materials specifically for Imation (e.g., materials in various media, surveys, reports, summaries of the services rendered or suggestions for Imation’s procedures based on the results of the services, computer software, etc., hereafter “Imation Created Materials”). In such cases, all rights, including all copyrights and proprietary rights to Imation Created Materials, shall vest in Imation and Consultant shall assign and hereby assigns to Imation any and all rights (including all copyrights) which Consultant may have or acquire in such Imation Created Materials.

13.	WARRANTY. Consultant warrants to Imation that (a) Consultant has the right to enter into this Agreement; (b) Consultant has no obligations to any other person or entity which are in conflict with Consultant’s obligations under this Agreement; and (c) in the event Consultant has created any original materials or used any proprietary information in rendering the services, the existence, possession or use of such materials will not infringe any copyrights, trademarks, trade secrets, rights of privacy or any other rights of others.

14.	INDEMNIFICATION/HOLD HARMLESS. Each party shall indemnify, defend, and hold harmless the other party and its directors, officers, and employees from any claim, liability, loss, or expense, including reasonable attorney’s fees and costs and expenses of litigation, with respect to any claims arising out of this Agreement or Consultant services hereunder.

15.	ASSIGNMENT. Neither party shall assign its rights or delegate its duties under this Agreement without the other’s prior written consent, provided that either party may assign its rights and duties to a wholly-owned subsidiary of such party that agrees to be bound by the terms of this Agreement, and provided further that the assignor to such subsidiary is not released of its obligations as a result of such assignment. Any assignment or transfer of this Agreement or any interest in this Agreement not in compliance with this Section 15 is void and cause for termination of this Agreement.

16.	USE OF SUB-CONTRACTORS. Consultant shall not subcontract any or all of its obligations described in a Statement of Work without prior written consent of Imation.

G-2

17.	INDEPENDENT CONSULTANT. Consultant is an independent Consultant. Neither Consultant nor any of its employees is an employee of Imation under this Agreement or entitled to any employee benefits available to Imation employees. Consultant is solely responsible for the payment of any taxes due on account of payments made hereunder.

18.	INTENTIONALLY OMITTED.

19.	DISPUTE RESOLUTION. Imation and Consultant shall attempt to resolve any controversy, claim, or dispute (“Dispute”) that arises out of or is related to this Agreement through good faith negotiations. Any Dispute not resolved within thirty (30) days of written notice of the Dispute shall undergo mediation in the New York City pursuant to the Commercial Mediation Rules of the American Arbitration Association using a mediator with a background in the industry or subject matter of the Dispute. Mediator costs and fees shall be shared equally. If despite the good faith efforts of the parties, the Dispute has not been resolved by the mediation process within sixty (60) days after commencement of the process, litigation may be initiated. The procedures of this section are exclusive and must be fully exhausted prior to the initiation of litigation. Notwithstanding the foregoing, nothing in this section shall preclude either party from taking any action necessary to prevent imminent and irreparable harm.

20.	GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, one of the several states of the United States of America, without giving effect to its principles of conflicts of law. Each party consents to the exclusive personal jurisdiction of the state and federal courts of New York. Each Party (a) submits to the exclusive jurisdiction of any state or federal court sitting in New York City, State of New York in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each Party agrees to accept service of any summons, complaint or other initial pleading. Nothing in this section, however, shall affect the right of any Party to serve such summons, complaint or initial pleading in any other manner permitted by law.

21.	MODIFICATIONS IN WRITING. All modifications to this Agreement must be made in writing and must be signed by both Imation and Consultant. No waiver shall be a waiver as to any other matter or constitute a continuing waiver.

G-3

EXHIBIT G-1
Statement of Work No. 1_
This Statement of Work is executed pursuant to the Master Consulting Services Agreement between the parties dated as of the Effective Date of the closing of the Asset Purchase Agreement.
Imation Contact: Mike Noer or designate
Scope of Services: Consultant will render the following services to Imation:
Barry Smith will work upon the request and at the direction of Imation’s appointed leader of its Consumer Electronics Division to help Imation to achieve its growth and profitability goals. Barry Smith’s services will include assisting Imation with and working on:
- Customer relationships
- Customer deals/programs
- Supplier relationships
- Supplier deals/programs
- Logistic provider relationships
- Logistics
- Licensee programs
Compensation
For Consultant’s services rendered, Imation agrees to pay Consultant during the term at the rate of $200/hr. not to exceed $50,000 per calendar quarter.
As an alternative to the method of payment above, Imation and Consultant will also consider whether it would make sense for Imation Corp. to instead issue stock options in Imation Corp. stock that would replace part or all of such hourly payment.
The terms of this Statement of Work are hereby accepted by duly authorized representatives of Imation and Consultant:

Barry Smith [or an entity under Seller’s sole control – to be determined by closing]

3200 Meridian Parkway

Weston, FL 33331

Authorized Signature

Printed Name	Title
Barry Smith

Imation Corp.

Address 1 Imation Place, Oakdale, MN 55128

Authorized Signature

Printed Name	Title

Approved by Imation Legal Affairs

EXHIBIT G-2
Statement of Work No. 1
This Statement of Work is executed pursuant to the Master Consulting Services Agreement between the parties dated as of the Effective Date of the closing of the Asset Purchase Agreement.
Imation Contact: Mike Noer or designate
Scope of Services: Consultant will render the following services to Imation:
Jason Smith will work upon the request and at the direction of Imation’s appointed leader of its Consumer Electronics Division to help Imation to achieve its growth and profitability goals. Jason Smith’s services will include assisting Imation with and working on:
- Returns/refurbs process
- Operational transition
- License agreements
Compensation
For Consultant’s services rendered, Imation agrees to pay Consultant during the term at the rate of $150/hr. not to exceed $37,500 per calendar quarter.
As an alternative to the method of payment above, Imation and Consultant will also consider whether it would make sense for Imation Corp. to instead issue stock options in Imation Corp. stock that would replace part or all of such hourly payment.
The terms of this Statement of Work are hereby accepted by duly authorized representatives of Imation and Consultant:

Jason Smith [or an entity under Seller’s sole control – to be determined by closing]

3200 Meridian Parkway

Weston, FL 33331

Authorized Signature

Printed Name	Title
Jason Smith

Imation Corp.

Address 1 Imation Place, Oakdale, MN 55128

Authorized Signature

Printed Name	Title

Approved by Imation Legal Affairs

Exhibit H
NONCOMPETITION AGREEMENT
     THIS NONCOMPETITION AGREEMENT, dated as of                     , 2007 (the “Agreement”), is made and entered into by and between Imation Corp., a Delaware corporation (“Imation”) and                     , an individual and resident of the State of Florida (“Smith”).
     WHEREAS, Imation and each of Hopper Radio of Florida, Inc., a Florida corporation (“Hopper”), Memcorp, Inc., a Florida corporation (“Memcorp”), and Memcorp Asia Limited, a corporation organized under the laws of Hong Kong (“Memcorp Asia”) (Hopper, Memcorp and Memcorp Asia are each individually referred to herein as a “Seller” and are collectively referred to herein as the “Sellers”), are parties to that certain Asset Purchase Agreement, dated as of May 7, 2007 (the “Asset Purchase Agreement”), pursuant to which Imation has agreed to purchase from the Sellers certain assets defined therein which are used in or relate to the business of the Sellers (the “Asset Purchase”);
     WHEREAS, through his beneficial ownership interest in the Sellers, consummation of the Asset Purchase will result in significant economic benefit to Smith;
     WHEREAS, it is a condition to the closing of the Asset Purchase that Imation and Smith enter into this Agreement in order to protect the goodwill that Imation is acquiring in the business through the Asset Purchase; and
     WHEREAS, this Agreement shall be effective at the Closing Date of the Asset Purchase (as defined in the Asset Purchase Agreement).
     NOW THEREFORE, in consideration of the mutual obligations incurred and benefits obtained hereunder, the sufficiency of which is admitted, Imation and Smith agree as follows:
     1. Definitions. For purposes of this Agreement, unless expressly defined herein, all terms and phrases, where written with an initial capital letter, shall have the meanings assigned to them in the Asset Purchase Agreement.

     2. Non-Competition.
     (a) For a period beginning the date hereof and ending three years after the termination of Smith’s post-Closing consulting relationship with Imation1 , Smith shall not, either directly or indirectly (including as an officer, director, partner, shareholder, employee, consultant or through an Affiliate) (i) design, develop, manufacture, market, sell, distribute, license or provide any products or services produced, sold or provided by the Sellers as of the Closing anywhere in the world or (ii) engage anywhere in the world in any business competitive with the business of selling consumer electronic products; provided that notwithstanding the foregoing, nothing contained in this paragraph shall prohibit Smith from (x) assisting the Sellers with the performance of their obligations under the Asset Purchase Agreement or the Ancillary Agreements, or (y) assisting the Sellers with the disposal of any Inventory on hand as of the Closing that is not an Acquired Asset and any returns received by them following the Closing that Imation elects not to purchase from them.
     (b) Smith and Imation agree that the duration and geographic scope of the non-competition provisions set forth in this Section 2 are reasonable. In the event that any court determines that the duration or the geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, Smith and Imation agree that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. Smith and Imation intend that each of these non-competition provisions shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the United States of America and each and every political subdivision of each and every country outside the United States of America where this provision is intended to be effective.
     (c) Notwithstanding any provision in this Agreement to the contrary, Smith shall be entitled, and he shall not be deemed to have violated any provision of this Agreement solely as a result of ownership by Smith as a passive investment, of less than 5% (in the aggregate) of the outstanding shares of capital stock or other equity interest of any corporation listed on a national securities exchange or publicly traded on an automated quotation system.
     3. Non-Solicitation and No Hiring. For a period beginning the date hereof and ending three years after the termination of Smith’s post-Closing consulting relationship with or employment by Imation, Smith shall not, either directly or indirectly (including through an Affiliate), (i) solicit or attempt to induce any Transferred Employee to terminate his employment with Imation or any Affiliate of Imation, (ii) hire or attempt to hire any Transferred Employee, or (iii) induce or attempt to induce any customer, supplier, licensee, licensor or other business relation of the Sellers prior to the consummation of the Asset Purchase to cease doing business with Imation or any of Imation’s Affiliates or in any way interfere with the relationship between any such customer, supplier, licensee, licensor or other business relation and Imation or any of Imation’s Affiliates; provided, that clause (ii) shall not apply to any individual whose employment with Imation or an Affiliate of Imation has been terminated for a period of six months or longer.

[1]	With respect to Sean Smith, term shall end three years after the Closing Date.

     4. Indirect Competition. Smith shall not, directly or indirectly, assist or encourage any other Person in carrying out, directly or indirectly, any activity that would be prohibited by this Agreement, if such activity were carried out by Smith, either directly or indirectly. In particular, but without limiting the generality of the foregoing, Smith agrees that he will not, directly or indirectly, induce any Transferred Employee to carry out, directly or indirectly, any such activity.
     5. Acknowledgment and Right to Injunctive Relief. Smith agrees that (i) the restrictions and agreements contained in this Agreement are a material inducement to Imation agreeing to enter into the Asset Purchase Agreement and are reasonable and necessary to protect the legitimate interests of Imation and its Affiliates, and (ii) any violation of this Agreement will cause substantial and irreparable harm to Imation and/or its Affiliates that would not be quantifiable and for which no adequate remedy would exist at law. Accordingly, without limiting the remedies available to Imation and/or any of its Affiliates, injunctive relief shall be available for any violation of this Agreement. This provision with respect to injunctive relief shall not, however, diminish the right of Imation and/or any of its Affiliates to claim and recover damages, or to seek and obtain any other relief available to it at law or in equity, in addition to injunctive relief.
     6. Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one Business Day after it is sent for next Business Day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:
If to Imation:
Imation Corp.
1 Imation Place
Oakdale, MN 55128
Attn: General Counsel
Facsimile: (651) 704-4412
If to Smith:
                     Smith
[Address]
Attn:
Facsimile:
Any party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, facsimile, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

     7. Amendment and Waiver. This Agreement may not be amended or waived except in a writing executed by the party against which such amendment or waiver is sought to be enforced. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.
     8. Assignment. Imation may assign to an Affiliate of Imation this Agreement, or any portion hereof, and any or all of Imation’s rights, interests and obligations hereunder without the prior written approval of Smith. Smith may not assign either this Agreement or any of his rights, interests or obligations hereunder without the prior written consent of Imation. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns
     9. Governing Law and Venue.
     (a) This Agreement and any disputes hereunder shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York.
     (b) Each party (i) submits to the exclusive jurisdiction of any state or federal court sitting in New York City, State of New York in any action or proceeding arising out of or relating to this Agreement, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such court, (iii) waives any claim of inconvenient forum or other challenge to venue in such court, and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 6. Nothing in this Section 9(b) however, shall affect the right of any party to serve such summons, complaint or initial pleading in any other manner permitted by law.
     10. WAIVER OF JURY TRIAL. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT
     11. Complete Agreement. This Agreement contains the complete agreement between the parties regarding Smith’s ability to engage in activities competitive or potentially competitive with Imation and/or any of its Affiliates. This Agreement supersedes any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.
     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth in the first paragraph.

IMATION CORP.

By
Name:
Title:

[Smith]

Exhibit I
IRREVOCABLE LETTER OF CREDIT
BANK OF AMERICA, N.A.

		Initial Stated	Maximum
Letter of Credit No.	Issue Date	Expiration Date	Amount
[ ]	[Closing Date], 2007	[First Anniversary of Closing Date], 2008	US $[30,450,000]
[Name of Seller]

                    ,
Attn:
     Sir or Madam:
     Bank of America, N.A. (the “Bank”) hereby establishes this Irrevocable Standby Letter of Credit in your favor, at the request and for the account of Imation Corp., a Delaware corporation (the “Buyer”), up to the aggregate amount of                                          U.S. dollars ($___). Subject to the other provisions of this Letter of Credit, you may obtain the funds available under this Letter of Credit by presentment to the Bank of your sight draft drawn on the Bank in Scranton, Pennsylvania. The draft presented to the Bank must be signed on your behalf and be accompanied by your certification in the form of either Annex A, Annex B or Annex C, appropriately completed.
     This Letter of Credit is effective immediately and expires on the expiration date described below, subject to extension as set forth below.
     If the Bank has received a draft as described above, your remittance instructions and one of the certifications in the form of Annex A, Annex B, or Annex C on or prior to 10:00 a.m., Scranton, Pennsylvania time (hereinafter referred to as “Local Time”), on a Business Day (as defined below), the Bank will make payment by noon, Local Time, on the second Business Day thereafter. If the Bank receives such items after 10:00 a.m. Local Time on a Business Day, the Bank will make payment by noon, Local Time, on the third Business Day thereafter.
     Drafts honored by the Bank under this Letter of Credit shall not exceed the Stated Amount available to you under this Letter of Credit, as reduced from time to time, as described below. Multiple drafts may be drawn under this Letter of Credit and any draft honored by the Bank will reduce the Stated Amount available under this Letter of Credit by the amount of the draft.
     [Complete chart below on Closing Date.]

Amount	Date
$[insert $30 million less quarterly payment(s) to be made prior to date, plus quarterly interest at 6 % p.a.]	[insert 30th day following each quarterly payment date]
     Each draft presented for payment against this Letter of Credit and each accompanying certification must be dated the date of its presentation to the Bank, and may be presented only on a Business Day. As used in this Letter of Credit, “Business Day” shall mean any day, other than (i) a Saturday or a Sunday, (ii) a day on which commercial banks in Pennsylvania are authorized or required by law or executive order to close, (iii) a day on which the Bank is closed, or (iv) a day on which the Federal Reserve System is closed. Drafts must be marked conspicuously “Drawn under Bank of America, N.A. Irrevocable Letter of Credit No. ___.” The certification you are required to submit to the Bank along with your draft should be prepared in the form of a letter on your letterhead signed by your authorized signatory. Communications with respect to this Letter of Credit and the draft drawn hereon shall be in writing and shall be addressed to the Bank at Bank of America, N.A., One Fleet Way, Scranton, Pennsylvania 18507, Attention: Global Trading Operation – Standby Letter of Credit Department, specifically referring to the number and date of this Letter of Credit.
     If a demand for payment made by you hereunder does not, in any instance, conform to the terms and conditions of this Letter of Credit, the Bank shall give you prompt notice at the address specified above that the purported demand was not effected in accordance with this Letter of Credit, stating the reasons therefor and that the Bank is holding any documents at your disposal or is returning them to you, as the Bank may elect. Upon being notified that the purported demand was not effected in conformity with this Letter of Credit, you may attempt to correct any such nonconforming demand for payment if, and to the extent that, you are able to do so.
     By paying you an amount demanded in accordance with this Letter of Credit, the Bank makes no representation as to the correctness of the amount demanded or your calculations and representations on the certificates required of you by this Letter of Credit.
     This Letter of Credit shall expire at 5:00 p.m., Local Time, on the earliest to occur of (i) ___, 2008 provided that such expiration date shall be automatically and without further action or notice be extended for a period of one year from the present or any future expiration dates, unless we have notified you at the address above, not later than the date which is forty-five (45) days prior to the then current expiration date (such notice a “Notice of Non-Extension”), that the Bank elects not to extend this letter of credit (unless sooner terminated in accordance with the balance of this paragraph), or (ii) when any draft accompanied by your certification substantially in the form of either Annex B or Annex C to this Letter of Credit is honored and paid by the Bank, or (iii) when the Stated Amount of this Letter of Credit is reduced to zero.
     This Letter of Credit shall be subject to and construed in accordance with the most recent edition of the Uniform Customs and Practice for Documentary Credits, published and copyrighted by the International Chamber of Commerce (the “UCP”) and, to the extent not covered by the UCP, the laws of the State of Minnesota.

I-2

     This Letter of Credit sets forth in full the Bank’s undertaking, and such undertaking shall not in any way be modified, amended, amplified or limited by reference to any document, instrument or agreement referred to herein or in any certification, except only the Annexes and drafts referred to herein; and any such reference shall not be deemed to incorporate herein by reference any document, instrument or agreement except for such Annexes and drafts.
Very truly yours,
BANK OF AMERICA, N.A.

By:
Name:
Title:

I-3

Annex A
(Quarterly Payment Default Drawing)
Bank of America, N.A.
Irrevocable Letter of Credit No.
Bank of America, N.A.
Global Trading Operation
Standby Letter of Credit Department
One Fleet Way
Scranton, Pennsylvania 18507
     Re: Imation Corp.
     We refer to your Letter of Credit No.                      (the “Letter of Credit”). Any term which is defined in the Letter of Credit shall have the same meaning when used herein. The undersigned, a duly authorized signatory of [Seller] (the “Beneficiary”), hereby certifies to Bank of America, N.A. (the “Bank”) that:
     (1) Imation Corp. (the “Buyer”), the Beneficiary and the other sellers identified therein have entered into an Asset Purchase Agreement dated as of May 7, 2007 (as the same may be amended or modified from time to time, the “Purchase Agreement”), pursuant to which the Buyer has issued to the Beneficiary its Unrestricted Note (as defined in the Purchase Agreement). The Buyer has failed to pay the quarterly installment of principal and interest due under the Beneficiary’s Unrestricted Note, all periods for the cure of such default have lapsed, and all notices, if any, required to be given by the Beneficiary to the Buyer under the Purchase Agreement have been given.
     (2) The Beneficiary hereby makes demand under the Letter of Credit by presentment of the sight draft accompanying this Certificate, for payment of $                      representing the quarterly installment of principal and accrued interest due on Seller’s Unrestricted Note payable on [insert applicable quarterly payment date],[plus accrued interest thereon of $___ accrued at 8% per annum from such quarterly payment date to the [specify second/third] Business Day following the date of this certification.
     (3) The amount of the draft accompanying this Certificate does not exceed the amount available on the date hereof to be drawn under the Letter of Credit, and does not exceed the amount the Beneficiary is entitled to draw in respect of its Unrestricted Note and under the Purchase Agreement. This amount was computed in accordance with the terms of the Beneficiary’s Unrestricted Note and under the Purchase Agreement. The date specified in paragraph 4 below is not earlier than the date upon which the payment hereby demanded is required to be made under the terms of the Beneficiary’s Unrestricted Note. The Letter of Credit has not terminated prior to the time of the delivery of this Certificate and the accompanying draft.

     (4) The Beneficiary requests that the payment hereby demanded be made no later than noon, Scranton, Pennsylvania time (“Local Time”), on                      [if this certificate and the accompanying draft are delivered at or before 10:00 a.m., Local time, then insert a date which is the second succeeding Business Day; if this certificate and the accompanying draft are delivered after 10:00 a.m., Local time, then insert a date which is a Business Day and is no earlier than the third succeeding Business Day following the date those documents are delivered]. Unless otherwise agreed to in a writing signed by the Bank and the Beneficiary, [deposit/wire transfer] the amount hereby demanded to the Beneficiary’s account number                      [insert account number] with                     [insert name and address of banking institution to receive funds].
     IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Beneficiary, has executed and delivered this Certificate on behalf of the Beneficiary as of the ___ day of                     , ___.

[SELLER]

By:
Name:
Title:

Annex B
(Insolvency Default Drawing)
Bank of America, N.A.
Irrevocable Letter of Credit No. ___
Bank of America, N.A.
Global Trading Operation
Standby Letter of Credit Department
One Fleet Way
Scranton, Pennsylvania 18507
     Re: Imation Corp.
     We refer to your Letter of Credit No.                      (the “Letter of Credit”). Any term which is defined in the Letter of Credit shall have the same meaning when used herein. The undersigned, a duly authorized signatory of [Seller] (the “Beneficiary”), hereby certifies to Bank of America, N.A. (the “Bank”) that:
     1. Imation Corp. (the “Buyer”), the Beneficiary and the other sellers identified therein have entered into an Asset Purchase Agreement dated as of May 7, 2007 (as the same may be amended or modified from time to time, the “Purchase Agreement”), pursuant to which the Buyer has issued to the Beneficiary its Unrestricted Note (as defined in the Purchase Agreement). An “Event of Default” under clause (d) or (e) of the Unrestricted Note has occurred and is continuing.
     2. The Beneficiary hereby makes demand under the Letter of Credit by presentment of the sight draft accompanying this Certificate, for payment of $ ___ representing the outstanding principal and accrued interest due on Seller’s Unrestricted Note.
     3. The amount of the draft accompanying this Certificate does not exceed the amount available on the date hereof to be drawn under the Letter of Credit, and does not exceed the amount the Beneficiary is entitled to draw in respect of its Unrestricted Note and under the Purchase Agreement. This amount was computed in accordance with the terms of the Beneficiary’s Unrestricted Note and under the Purchase Agreement. The date specified in paragraph 4 below is not earlier than the date upon which the payment hereby demanded is required to be made under the terms of the Beneficiary’s Unrestricted Note. The Letter of Credit has not terminated prior to the time of the delivery of this Certificate and the accompanying draft.
     4. The Beneficiary requests that the payment hereby demanded be made no later than noon, Scranton, Pennsylvania time (“Local Time”), on ___ [if this certificate and the accompanying draft are delivered at or before 10:00 a.m., Local time, then insert a date which is the second succeeding Business Day; if this certificate and the accompanying draft are delivered after 10:00 a.m., Local time, then insert a date which is a Business Day and is no earlier than the third succeeding Business Day following the date those documents are delivered]. Unless otherwise agreed to in a writing signed by the Bank and the Beneficiary, [deposit/wire transfer] the amount hereby demanded to the Beneficiary’s account number      ______ [insert account number] with                      [insert name and address of banking institution to receive funds].
     IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Beneficiary, has executed and delivered this Certificate on behalf of the Beneficiary as of the ___ day of                     , ___.

[SELLER]

By:
Name:
Title:

Annex C
(Non-Extension Drawing)
Bank of America, N.A.
Irrevocable Letter of Credit No. ___
Bank of America, N.A.
Global Trading Operation
Standby Letter of Credit Department
One Fleet Way
Scranton, Pennsylvania 18507
     Re: Imation Corp.
     We refer to your Letter of Credit No. ___(the “Letter of Credit”). Any term which is defined in the Letter of Credit shall have the same meaning when used herein. The undersigned, a duly authorized signatory of [Seller] (the “Beneficiary”), hereby certifies to Bank of America, N.A. (the “Bank”) that:
     1. The undersigned is a duly authorized officer of [Seller] (the “Beneficiary”).
     2. The Beneficiary has received a written Notice of Non-Extension (as defined in the Letter of Credit) from the Bank that the stated expiration date will not be extended beyond the current expiration date, and Imation Corp., a Delaware corporation (the “Buyer”) has not provided the Beneficiary with a Replacement Letter of Credit, within the meaning of that certain Asset Purchase Agreement dated as of May 7, 2007 (the “Purchase Agreement”), between the Beneficiary, the other sellers party thereto, and the Buyer.
     3. The amount of the sight draft accompanying this Certificate does not exceed the amount available on the date hereof to be drawn on the Letter of Credit or the amount permitted to be drawn under the Purchase Agreement and the Beneficiary’s Unrestricted Note (as defined in the Purchase Agreement). The Letter of Credit has not terminated prior to the time of the delivery of this Certificate and the accompanying draft.
     4. The Beneficiary acknowledges that upon payment by the Bank of the sight draft accompanying this Certificate, the Letter of Credit is canceled.
     5. The Beneficiary requests that the payment hereby demanded be made no later than noon, Scranton, Pennsylvania time (“Local Time”), on ___ [if this certificate and the accompanying draft are delivered at or before 10:00 a.m., Local time, then insert a date which is the second succeeding Business Day; if this certificate and the accompanying draft are delivered after 10:00 a.m., Local time, then insert a date which is a Business Day and is no earlier than the third succeeding Business Day following the date those documents are delivered]. Unless otherwise agreed to in a writing signed by the Bank and the Beneficiary, please [deposit/wire transfer] the amount hereby demanded to the Beneficiary’s account number _____ [insert account number] with                      [insert name and address of banking institution to receive funds].
     IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Beneficiary, has executed and delivered this Certificate on behalf of the Beneficiary as of the ___ day of                     , ___.

[SELLER]

By:
Name:
Title:

Exhibit J
LEASE TERMS

Premises:	3200 Meridian Business Campus at Weston
3200 Meridian Parkway
Weston, Florida 33326

Rent:	$19.75 per sq. ft.

Total rentable area:	8,300 sq. ft.

Term:	1 year, beginning the Closing Date, renewable as negotiated

Other:	Utilities, grounds maintenance and security costs to be calculated on a pro rata basis determined by usage Parking is included

Imation has the ability to add/improve/remove signs

Furniture/fixtures included
Additional standard lease terms to be mutually agreed by the parties.

J-1